[redacted]

NO ACT

PE
2-25-09

09011587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
APR 08 2009
Washington, DC 20549

April 8, 2009

Peter W. Lindner
FISMA & OMB Memorandum M-07-16

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-8-09

Re: American Express Company
Incoming letter dated February 25, 2009

Dear Mr. Lindner:

This is in response to your letters dated February 25, 2009, March 26, 2009, March 27, 2009, and April 4, 2009 concerning the shareholder proposal that you submitted to American Express. On January 22, 2009, we issued our response expressing our informal view that American Express could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Harold E. Schwartz
Senior Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285-4910

Saturday, April 04, 2009

To the SEC: Thanks for your help. A federal Judge on 3/23/2009 ruled for me to write w/o restrictions to SEC. Amex opposed it.

Heather Maples, Esq.
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: American Express **Shareholder Proposal from Peter Lindner**

FISMA & OMB Memorandum M-07-16

Dear Ms. Maples,

Enclosed please find 6 copies (in 6 envelopes) of the submission I made to the SEC on Thursday, April 02, 2009 10:06 PM, via email, and copied to American Express (Amex) via email on Friday, April 03, 2009 12:33 AM (3 hours later).

A Federal Judge, Magistrate Judge Katz in the Southern District of NY (SDNY) has at American Express' request required me to send the copies to their other counsel, Ms. Jean Park of Kelley Drye & Warren LLP. Amex has also tried to stop me from communicating directly with the SEC, and on March 23rd, 2009, less than 14 days ago, I prevailed to get MJ Katz to allow me to communicate to the SEC without restriction.

This email is the cover letter for the (approximately) 5 pound mailing of the 6 copies via USPS Express Mail® Label Number: EO 959 293 811 US, which should arrive by 10am, Monday, April 6, 2009

It is a sad day for the SEC to have a respected corporation such as Amex misrepresent what my Truth Commission shareholder proposal is to do, which is redress a significant social policy. And Amex violates the spirit of openness which the SEC created in 1933 and 1934. Moreover Amex omits the SEC regulation which specifically allows a Shareholder Proposal if it address such issues, "e.g., significant discrimination matters", which my Proposal addresses. And to have Amex attempt to stop me from communicating with the SEC, to successfully stop me from curing the alleged defects in my Proposal by stopping me from writing or calling the Amex Board which I offered to do in December 2009, and Amex has even censored my communications to the Board (without acknowledging it nor even giving me a copy of the document sent to the Board or proof of it). I had to go to the same federal judge just to be able **speak** at the Annual Meeting, where the Secretary of the Corporation Stephen Norman assured me[1] "You have the same right as all shareholders to attend the annual meeting of the Company whose shares you own."

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

cc: Jean Park via email

[1] Letter from Stephen P Norman to Peter Lindner of Thursday, October 09, 2008 12:03 PM.

Lindner Rebuttal of Apr 2 2009 American Express-shareholder Proposal

From: Peter Lindner
To: shareholderproposals@sec.gov
Sent: Thursday, April 02, 2009 10:06 PM
Subject: American Express -shareholder Proposal

Thursday, April 2, 2009

US SEC
Office of Chief Counsel
Division of Corporation Finance
RE: American Express Company
Shareholder Proposal by Peter Lindner: "Truth Commission"
Sirs:

I am re-sending my prior email (for your convenience), but the big concept here is that Amex (American Express) quoted the first part of your regulation, and ignored the second part which said that shareholder proposals ("proposals") are not excludable if they relate to significant social issues, which my proposal does. Amex wrongly excluded my Shareholder Proposal on a Truth Commission to look into changing the Amex Code of Conduct.

My proposal is also about discrimination, in my case: sexual harassment, but it falls under the Civil Rights Act of 1964 for retaliation. That is a large class of people. Amex did two internal investigations, and announced that no violation occurred for me. Yet, the investigator (an Amex employee / lawyer in their Counsel's Office) told me words to the effect that Qing spoke to my prospective employer and that "Qing said he did not think you could work here". My June 2000 contract with Amex, paragraph 13, said that the following 7 people: ... , Qing, ... should not give "any information" to prospective employers and should refer all to Human Resources. Clearly, telling an employer in March 2005 that I can't work "here" is "any information". That is also an EEOC retaliation issue. Amex refused to confirm what that Amex lawyer told me, and I had to spend $20,000 in legal expenses (actually more) to get to the point where Amex's lawyer turned over the handwritten note DEF00370 which confirmed that conversation, and the exact words.

So, if it costs me $20,000 ($20k) just to get some evidence that was verbally given to me, then think how many people who could not afford that amount of money, but were discriminated against, would have been unable to win.

Amex disregarded the clear intent of the SEC regulation, which Amex called: Exchange Act Release No. 34-40018 (May 21,1998) (the "Adopting Release"). That "Adopting Release" says that proposals should not handle ordinary business, but if there is a "sufficiently significant social policy issues (e.g., significant discrimination matters)" then the matter should not be excluded. I repeat: **sufficiently significant social policy issues should NOT be EXCLUDED**.

My proposal on a Truth Commission is a signficant social policy issue, and by chance or not, it concerns significant discrimination matters, to wit: sexual harassment, EEOC retaliation, and -- here's one for the books -- cover-ups. This is not an issue about me, but it is an issue that Amex should address, for all those who in the past have been retaliated against or discriminated against and the matter was covered up. And, if Amex adopts such a policy, it will make Amex a better place to work for in the future. And Amex will become a leader among corporations for treating its employees fairly, and its former employees (Title VII of the Civil Rights Act of 1964 says "employee" covers former employees also, as ruled by a unanimous 1997 Supreme Court ruling), its customers, its vendors, its shareholders, and its business partners.

My problem was covered up, too, but I had enough resources to fight Amex, and that is what I am doing.

Rebuttal to Amex's citation of SEC "Adopting Release" on shareholder proposals

Amex cited (what is in [redacted]), while disregarding (what is in [redacted]).

" Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The [redacted]

> [redacted] is what Amex cited to the SEC on Dec 17 2008.

The policy underlying the ordinary business exclusion rests on two central considerations. The first-relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. [redacted] n43"

[Exchange Act Release No. 34-40018 (May 21,1998) (the "Adopting Release").]

> [redacted] is what I Peter Lindner cite to the SEC on April 2, 2009

I (Lindner) cite both statutory authority pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8(a), 17 C.F.R. § 240.14a-8(a), to include in its proxy statement for its April 27, 2009 annual meeting a proposal that Lindner, an Amex shareholder, intended to present for shareholder vote at that meeting. This follows the case of NYC Employees Retirement System v. Dole, US Court of Appeals for the Second Circuit, July 22, 1992, 969 F.2d 1430. The burden is on Amex, and the rules allow me (Lindner) 14 days to respond. I note below that SDNY Magistrate Judge Katz ruled I can respond to the SEC only on March 23, which is ten days ago. I (Lindner) and Amex both are in NYC, and that we are under the jurisdiction of the SDNY.

Here are the SEC laws and the chronology:

> " (f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. [...]
>
> (g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."1[1]

Amex used the Courts to stop communication with the SEC (Securities and Exchange Commission) until MJ Katz granted me (Lindner) last week permission to contact the SEC without restrictions. Moreover, Amex falsely claimed in their filing to the SEC that Proponent (Peter Lindner)"has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims".

Moreover, Amex opposed Lindner communicating with the SEC until MJ Katz issued his order allowing Lindner to communicate without restrictions less than 14 days ago (Document 143 Filed 03/23/2009).

Thus Amex could make the true statement that I (Proponent of the shareholder proposal) "cannot provide ... any factual foundation to support these claims", since Amex knew of the factual basis, and also knew that Amex had gotten the Court to stop "Proponent" (Peter Lindner) from providing evidence. Amex used the Court to block publication of Exhibit DEF00370 which shows that Amex knew since February 2006 (some 3 years ago) that Amex breached the June 2000 Amex-Lindner contract. Amex did not give an impartial, but true account by saying, for instance, although Lindner's statements are true, or may be true, Amex has successfully gotten the SDNY Court to block his ability to both speak to the SEC about errors / falsehoods in Amex's filing and from presenting that evidence to the SEC without subjecting Proponent to Contempt of Court.

1[1] 17 CFR 240.14a-8 - Shareholder proposals. "Title 17 - Commodity And Securities Exchanges
Chapter II – SEC, Part 240 - General Rules And Regulations, Securities Exchange Act Of 1934, 240.14a - 8 - Shareholder proposals."
Error! Hyperlink reference not valid.

Moreover, Amex took advantage of the restrictions on communications by Lindner to stop a full and vigorous counter to the claim that a Truth Commission is "ordinary business," and thus out of the purview of a Shareholder's resolution. While it is true that

- Amex can revise its Code of Conduct,
- Amex can hire consultants,
- Amex can fire people, and
- Amex can hold meetings,

it is NOT true that doing these 4 things at one time is ordinary. Such things are the stuff of Guiness Book of Records: doing 4 things at once.

Moreover, addressing 15 years of possible violations of the Code of Conduct, which Amex filed with the SEC, and giving amnesty to those who violated it, is a significant social policy issue. Amex erred in saying that this is mere "ordinary business." And the SEC ought to reject out of hand Amex's attempt to both stop me, the Shareholder and Proposal author, from communicating with the SEC and for citing the first part of the paragraph, and thus neglecting the second part, which is all about Proposals being able to deal with significant social issues.

We are in a time of major bank failures, with lack of trust in banks. It is mere coincidence that Amex is a bank, and that I am making this proposal. I could have made it for a manufacturing company or for a university: any employer. It just so happens that Amex has a large banking component (previously Amex owned Lehman Brothers, which they spun off, and which failed this year). But the concept is: we should not discriminate against people, and if those people are discriminated against, the Corporations (and in this case, the Company Amex) ought to give fairness in protocol to those who are possibly injured or discriminated against.

A commentator on the G-20 Meeting this week on NBC stated about the Economic Crisis of 2008-2009 : "If there is a simple solution, you know it is wrong". That means: kill the SOB's, nationalize the banks, spend more, buy American, any of those ideas: they're simple and they're wrong.

I don't know the right answer, but I do know my limits as an intellect, and I shall not propose a simple solution. But I do propose a solution. That solution is to have Amex set up a group of intellectuals, government types, employees, managers, academics, and yes, shareholders and customers, to look at the problems inherent in a Code of Conduct, and make it workable. That is a significant social policy issue. Sadly, I had to start with Amex, which to me was a good company, ten years ago. A few bad apples spoiled Amex, and maybe it is now many bad apples. Again: I don't know how many. But that will be the job of the Truth Commission to find out the scale of the problem, and to do so with carrots and sticks. These two units will then combine (the group looking at the Code, and the Truth Commission) to make an informed decision that will evaluate what policies could be put in place (this is an engineering question), so that the least amount of bureaucracy and the least amount of human harm can promote the greatest amount of good for Amex, its people, and the people of the USA.

In the 100 year history of Amex, it has never had a public meeting, taking depositions from its people about violations of laws and of its Code of Conduct ("Code"), and firing those who did not tell the truth, and then using that experience to revise its Code so that it doesn't happen again. Clearly the Truth Commission is not "ordinary business."

When the Catholic Church got into trouble for admitted molestation of boys, which was illegal, as well as being against the Church's rules, The Church fought this, saying that it was an internal Church matter. Violation of the law seldom is; the Church should not have stopped a priest from ever molesting a boy in NYC again by moving the priest to California. It should have turned the priest over to the law. Imagine how many people (molested boys and disgraced priests as well as financial depleted innocent parishioners) would have been better off in the future, better off today, if the Church had disciplined those errant priests 10 years ago. If those priests were removed from the clergy, they could have served the church in a way without contact to children. And if those priests were told to leave the church, they could have had consenting sex with other gay people, instead of having to live in the closet and prey on those whom they would come into contact with in their role of a trusted mentor. I do not view the Church's problem as one of having gay sex: I view it (rightly or wongly) as an abuse of trust, where people trusted them to do well. I feel (rightly or wongly) that for a psychiatrist to have sex with a patient is wrong; for a lawyer to have sex with his client is wrong. But if they did not have that special doctor/patient, or lawyer/client, or yes, priest/parishioner relationship, their conduct would be acceptable. The problem is one of consent, vulnerability, and abuse of power. The children were abused, even if they were willing, for they trusted the priest, and their parents trusted the priest. If that priest were instead a "civilian" and had relations with them, that would be okay: whether it was male to male, or female to male, (etc.). The abuse of power concept is especially true in a hierarchical organization, such is the Church and such is the military and most corporations. What my shareholder proposal attempts to do, is to size up the problem, and with that knowledge, determine what actions could have prevented those incidents from happening. In other words: I am presenting a commission to look into the failure of something. In this case, it is not a commission to look into why a plane crashed, or an industrial accident occurred releasing poison to the community, but it is similar. The Truth Commission will gather up evidence, and then in retrospect, see if simple changes could have fixed the problem.

Similarly, Amex having a Truth Commission will be as momentous to Amex, and possibly as dangerous, as having the Church admit its sins and pay damages. However, what the Church may have lost in pride, it gained in terms of not having these incidents repeat themselves. Yes, it is ordinary business for the Church to move its priests, and for the Church to hear complaints, and for the Church to turn over wrong-doers to the police, but to do all 3 at one time is extraordinary, but also meritorious.

I thus ask the SEC to reconsider its "no-action" letter to Amex, and to do so in my favor within 24 hours.

Please recall that Amex fought me to stop me from communicating without restrictions to the SEC until March 23, 2009, and that today is 10 days later, and the Annual Shareholders' meeting is less than 4 weeks away.

Furthermore, Amex should be told that its duplicity in making statements which it knows are not true (e.g. factual bases and me being unable to prove my points, because Amex is stopping me via the Courts from communicating with the SEC) are not worthy, and shall be sanctioned in the future. It is especially galling to read Amex's words "We respectfully submit that the Proposal may be excluded on similar grounds. " This is craven, obsequious and far from the truth. Amex was not respectful to the SEC by its coverup, and by its contrivances to prevent a fair hearing of the issue to the SEC. The SEC may have too few people to review all the letters, and I in particular apologize for my lack of knowledge of SEC procedures in this regard, but if the SEC insisted upon the truth in the Chief Counsel's office, as it does when a company files for its earnings and its initial offerings, why I feel that the NYSE will be a safer place to invest in. And (incidentally?), the US will be a better place to live in and to invest in.

I probably should end this letter here. However, I also, in passing, will say that it took me much research to find out this information. The SEC ought to consider releasing all of its "NAL" (No-Action Letter) files free of charge on the web, instead of selectively doing so. In that way, it would not cost tens to hundreds of dollars to get this information. I know Westlaw and Lexis won't be happy about losing that part of their business, but perhaps they can "add value" instead of merely guaranteeing the accuracy and being the repository of information. PS: I wish to thank both Westlaw and Lexis for their wonderful research tools, without which, this letter could not have been written in one day. And thanks to Ray Be and Perry Hindin (Counsel's Office, and Mergers and Acquisitions), for their time and effort in answering a beginner's questions (that would be me) on the phone. And to the anonymous, but helpful SEC staff handling the Technical support line at 7 in the morning. We need more people and organizations like those of the SEC, Westlaw and Lexis. (Is that called a "shout out"?)

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: ***FISMA & OMB Memorandum M-07-16***
To: <shareholderproposals@sec.gov>
Sent: Friday, March 27, 2009 11:06 AM
Subject: American Express -shareholder Proposal

Sirs:

I have 3 questions:

1) What form do I use for a preliminary filing for a shareholder proposal?
I am using "PRE 14a" for my proxy for running for the Board of Directors. Is that right? Do I use the same form (submitted separately) for my shareholder Proposal which I want for the April 27, 2009 American Express shareholder meeting?

2) Can I have supporting information in PDF format? I understand that it is unofficial, and that it is still subject to strict fraud rules. (Some of that information is attached here, which I am using to show you that my proposal had factual bases, and that Amex actively sought to stop me from contacting the SEC with such proof.)

3) I proposed my "Truth Commission" shareholder Proposal in or about Dec 2008 (or maybe Sep 2008). However, American Express (Amex) filed what I may say was a misleading, or not completely true, rebuttal to me. Specifically, Amex went to federal court to stop me from communicating with Amex people, and then to have my communications reviewed by their lawyer before being sent to Amex people while still stopping me from talking to them. Moreover, Amex's lawyer then censored and delayed the documents that I sent to the Board of Directors to get their opinion on my shareholder Proposal, so that it could be refined to their liking.

Finally: this week the federal judge allowed me to communicate to the SEC without restrictions. (see attached "Number 143 Mar 23 2009 no restrictions on filing with SEC.pdf" which also references that I was stopped from submitting this beforehand.)

Thus, I can now rebut the claims Amex made in Dec2008 and Jan 2009 that I cannot support the statements I make with regard to my shareholder Proposal. I couldn't rebut it earlier or else I would have been found in contempt of court and had my suit 06cv3834 (SDNY) dismissed.

Amex should have written: Lindner shareholder Proposal has flaws, but Lindner has tried to fix them despite Amex's attempts to stop all such measures. Lindner also cannot give factual basis for his claims, since Amex has gone to court to seal documents and stop these documents specifically to be released to the SEC.

I can supply the transcripts where I ask the Judge for permission to show exhibit DEF00370 (attached and redacted) to the SEC to show that Amex's Vice President violated a written contract (June 2000 Amex Lindner contract, paragraph 13)by giving "any information" to a prospective employer, and also information that the same VP also violated paragraph 13 by not referring the request to Human Resources (attached but redacted). And that an Amex lawyer (who is also an Amex employee and VP) investigated this matter twice, verified that the other VP violated the "June 2000 Amex Lindner contract" (attached but redacted letter, but additional information is available). I have not included (but can) due to shortness of time the proof that the VP lawyer

Thus, there is a factual basis for my wanting a Truth Commission, and saying that upper management disregards the Amex Code of Conduct filed with the SEC.

Moreover, as late as Mar2009, Amex tried to get the Court to stop me from asking a question at the April 2009 Shareholders Meeting (to CEO Ken Chenault) and "directly or indirectly) mentioning my lawsuit. The Court ruled only this month that it will place no prior restrictions on my free speech for talking at the meeting in April 2009 (This is attached as "Document 137 Filed 03/12/2009". I also note that Amex stopped me in April 2007 from attending the Annual Shareholders Meeting or asking questions or communicating with the SEC, which cost me $20,000 in legal fees to have overturned, which was weeks after the meeting ended.

I am asking if the SEC can do something, or if it's too late?

4a) Can the SEC demand to know of Amex if what I am saying is true? I assert I am telling the truth.
4b) Can the SEC enquire whether Amex violated the SEC Acts of 1933 and 1934 by filing materially false statements, by implying that there was no factual basis for my proposal, and for not saying that they were actively trying / succeeding in stopping me from improving my shareholder proposal (by speaking to the Board of Directors) or from verifying the correctness of my allegations (by getting a Federal Judge to stop me from communicating about the case).
4c) Make Amex pay for and do a mailing of my shareholder proposal to their proxy, or along with it?
4d) Can the SEC sanction Amex and make it cease and desist in stopping (true) statements about Amex from being said.

Thank you,

Peter Lindner

FISMA & OMB Memorandum M-07-16

shareholderproposals@sec.gov
This mailbox may be used to send requests for no-action relief under rule 14a-8 and related correspondence to the Division of Corporation Finance. This mailbox should not be used to submit other types of no-action requests or correspondence. Please include your name and telephone number in any submission directed to this mailbox. Remember that your e-mail is not confidential, and others may intercept and read your e-mail. We will process no-action requests and related correspondence received through this mailbox in the same manner as requests and correspondence submitted in paper.

http://sec.gov/divisions/corpfin/cfconcise.shtml#email

DEF00370: Redacted since Amex wishes to keep this evidence under Court seal. Proves that Qing admitted to Amex lawyer that Qing gave out "any information" about Peter Lindner.

February 2006

Chief Credit Officer for Institutional R[Risk] & Collections

Qing Lin

[redacted] Company

[redacted]

occasionally

"-Peter is

\-

\- whether

[redacted] whether [redacted]

Note the indented paragraph of 3 bullet points, starting with a double-quote mark

At Time, VP of Underwriting

2000 Chief Credit Officer of Consumer Lending

Lindner commentary on Jason Brown, Esq.(Amex VP) notes of conversation Feb 2006 with fellow VP Qing Lin: Mr. Lindner asserts this is the ***smoking gun****. Jason Brown told Peter Lindner in a face-to-face meeting that*

- 'Qing said "I don't think he can work here." '

and Mr. Lindner wrote that to Mr. Brown in my email that night on Tuesday, February 28, 2006 (03/01/06 01:02 AM) *Mr. Brown wrote back denying it*. Mr. Lindner asserts that the notes support that Qing made reference to Peter Lindner not being able to work here. → Shouldn't you be able to judge for yourself?*

DEF 00370

DEF 00370

Jason Brown wrote back to Mr. Lindner on Wed, Mar 1, 2006 8:08 PM:

- "I write to inform you that I do not agree with much of what is raised below including, but not limited to, your memorialization of our conversation. "

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 22, 2009

Harold E. Schwartz
Senior Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285-4910

Re: American Express Company
Incoming letter dated December 17, 2008

Dear Mr. Schwartz:

This is in response to your letter dated December 17, 2008 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 17, 2008

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2008 DEC 18 PM 5:20

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285-4910

December 17, 2008

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on September 6, 2008 a proposal dated the same (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). The Proposal is attached hereto as **Exhibit A.** The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2009 Annual Meeting for the reasons set forth herein.

GENERAL

The 2009 Annual Meeting is scheduled to be held on or about April 27, 2009. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 10, 2009, and to commence mailing to its shareholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSALS

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

SIMILARITY TO PRIOR PROPOSAL

As an initial matter, it should be noted that the Proposal is substantially identical to the proposals (the "Prior Proposals") that the Proponent submitted for inclusion in the Company's proxy materials for each of the Company's 2007 and 2008 Annual Meeting of Shareholders. The Prior Proposals were excluded from the Company's proxy materials with the concurrence of the Division under (i) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations in the case of the 2007 Annual Meeting and (ii) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for submitting proposals in the case of the 2008 Annual Meeting. A copy of each of the Prior Proposals, together with the Company's no-action request letters in connection therewith (in each case with certain relevant attachments thereto), are attached hereto as **Exhibit B** and **Exhibit C**.

This letter, which sets forth the Company's reasons that the Proposal may be properly excluded from the Company's proxy materials for the 2009 Annual Meeting, substantially reiterates the reasons set forth in the undersigned's letter, dated December 15, 2006, to the Division as the basis for the exclusion of the Prior Proposal from the Company's proxy materials for its 2007 Annual Meeting.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2009 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under

Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting information included with the Proposal. The Proponent states that his reason for bringing the Proposal is that "[p]ersonal experience and anecdotal evidence show that the Code has been breached and not enforced." The Proponent continues by stating that although he "has no financial interest in the proposal," he "has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." The Proponent also states that he "is a plaintiff in an action against the Company arising out of the aforesaid breach." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, as the Proponent indicates in his supporting information, he has since brought another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as a tactic he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly ... makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and not enforced," (ii) "management (VP and above) regard [sic] the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2009 Annual Meeting. Based on the Company's timetable for the 2009 Annual Meeting, a response from the Division not later than March 1, 2009 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-9257; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Harold E. Schwartz
Senior Counsel

Attachments

cc: Mr. Stephen P. Norman
Carol V. Schwartz, Esq.
Richard M. Starr, Esq.

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

re: Peter Lindner's Shareholder Proposal ,

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: September 6, 2008

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 20, 2009.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code has been breached and not enforced. Rather, management (VP and above) regard the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus over 500 voting shares in ISP and Retirement Plan. (Number to be confirmed by Amex.)

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

"Peter Lindner"
FISMA & OMB Memorandum M-07-16
09/06/2008 07:02 PM

To Stephen P Norman/AMER/CORP/AEXP@AMEX
cc Harold E Schwartz/AMER/CORP/AEXP@AMEX
bcc
Subject Re: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy - part 3

History: This message has been forwarded.

Mr. Norman:

Here is my formal notice of shareholder proposal.

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: Peter Lindner
To: Peter Lindner ; Stephen P Norman
Cc: Harold E Schwartz
Sent: Saturday, September 06, 2008 4:56 PM
Subject: Re: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy

Sirs:

I attach the revised proposal, which meets the 500 word limit, as per SEC "Rule 14a-8 -- Proposals of Security Holders"
http://www.law.uc.edu/CCL/34ActRls/rule14a-8.html

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: Peter Lindner

To: Stephen P Norman
Cc: Harold E Schwartz
Sent: Saturday, September 06, 2008 4:33 PM
Subject: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy

Saturday, September 6, 2008

Mr. Norman:

I wish hereby to do the following items:

1. Run for American Express Director
2. Submit a Shareholder Proposal
3. Get a copy of the shareholder list in computer readable form
4. Receive from you an unrevocable pass to the April 2009 shareholders meeting assuming solely I have the required number of voting American Express shares to vote

Regarding item 1: Please confirm that the information you have on-hand is sufficient to re-instate my running for director.

Regarding item 2: As per page 63(or 65) of the pdf for the April 2008 Proxy:

> "Under SEC rules, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for the 2009 Annual Meeting of Shareholders, our Secretary must receive the proposal at our principal executive offices by November 14, 2008. Any such proposal should comply with the requirements of Rule 14a-8 promulgated under the Exchange Act."
> http://www.ezodproxy.com/axp/2008/proxy/images/AXP_Proxy2008.pdf

Please confirm when you will get me item #3. It need not be the latest list for the meeting of April 2009, and can be as of Aug2008, and if that is not available, then for the April 2008 meeting. In the 2 years since I wrote the attached letter, the rules and laws have changed to allow computer readable documents, and it is customary among Fortune 500 companies who are registered with the SEC to do so. If the information already exists, it should be given free of charge.

Regarding item 4, in 2006 your lawyers succeeded in getting a Federal Judge to prevent me from attending the Shareholder's meeting and communicating with the SEC and talking at the shareholders meeting. Since I own (constructively) $80,000 worth of voting shares (estimated 1,000 - 2,000 shares, since I have not bought or sold any shares from my ISP/IRA in the last several years), this forward looking document from you will be needed in case, again, your lawyers seek to take an alleged oral agreement and make it binding. May I remind you that the oral agreement which Amex lawyers persuaded a SDNY Judge to enforce was declared invalid by a higher US District Judge, unfortunately too late for me to make the SEC filings or to attend the meeting or to restore my web site, which was completely destroyed at the lower Judge's order requested by your lawyers.

I reserve the right to update these documents if I chose to, and the latest one shall be controlling.

Regards,

Peter

Peter W. Lindner
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

cc: Harold Schwartz

attach:

1) Harold Schwartz reply of Oct 31 2006 on Amex asks SEC for no action.DOC

2) April 2009 Shareholder proposal Peter Lindner s Notice of Shareholder Proposal Sep.pdf

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 23, 2007

Harold E. Schwartz
Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

Re: American Express Company
Incoming letter dated December 15, 2006

Dear Mr. Schwartz:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to American Express by Peter Lindner. We also have received a letter on the proponent's behalf dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter Lindner

FISMA & OMB Memorandum M-07-16

January 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2006 DEC 18 PM 3:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

December 15, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on October 11, 2006 a proposal dated December 30, 2006 [sic] (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. In addition, for your information we have included copies of written and e-mail correspondence between Mr. Lindner and various Company personnel regarding the Proposal (which, in the case of certain of the correspondence, also refers to other matters raised by the Proponent). The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 23, 2007. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 12, 2007, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2007 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to

Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the Proposal's supporting statement itself. The Proponent readily acknowledges therein that he has a "material interest" in the Proposal, namely that "[h]e has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, the Proponent has since brought a another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as one of many tactics he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly...makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and never enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting. Based on the Company's timetable for the 2007 Annual Meeting, a response from the Division not later than March 1, 2007 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-0360; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman
Richard M. Starr, Esq.

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT C

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 4, 2008

Harold E. Schwartz
Senior Counsel
American Express Company
200 Vesey Street
49th Floor
New York, NY 10285

Re: American Express Company
Incoming letter dated January 11, 2008

Dear Mr. Schwartz:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter W. Lindner

FISMA & OMB Memorandum M-07-16

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 11, 2008

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Express Company
200 Vesey Street
49th Floor
New York, New York 10285

RECEIVED
2008 JAN 14 PM 12: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 11, 2008

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Peter W. Lindner

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2008 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), six (6) copies of this letter and all attachments are being sent to the Commission. Also as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Mr. Peter W. Lindner (the "Proponent"), the shareholder who submitted the Proposal.

The Proposal, which is attached hereto as Exhibit A and was set forth in Appendix 2 to the Proponent's correspondence to the Company, would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. (Please note that in an e-mail, dated January 9,

2008, from the Proponent to Stephen P. Norman, the Company's Secretary, the Proponent confirmed to the Company that he wished to have the Proposal included in the Company's Proxy Materials. For your information, a copy of the Proponent's January 9th e-mail is attached hereto as Exhibit B.) The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 28, 2008. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 23, 2007, was dated March 14, 2007, and was first mailed to shareholders on or about March 16, 2007. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 28, 2008, a date that is within 30 days of the date on which the 2007 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2007 and because the 2008 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2007 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2007 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2007 proxy statement under the caption "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2008 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 17, 2007.

The Proposal was received by the Company via e-mail on December 27, 2007, which was well after the November 17, 2007 deadline established under the terms of Rule 14a-8. (For your information, a manually signed copy of the Proponent's December 27th e-mail containing the Proposal (which the Proponent apparently mistakenly dated, December 30, 2007), which the Proponent sent to the undersigned via certified mail on December 28, 2007, is attached hereto as Exhibit C.) Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was forty (40) days after the deadline for submissions.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2008 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied. It should be noted, however, that Mr. Norman, by e-mail dated January 9, 2008, notified the Proponent that the Company did not intend to include the Proposal in the Company's Proxy Materials for the 2008 Annual Meeting of Shareholders. A copy of Mr. Norman's January 9th e-mail sent to the Proponent is attached hereto as Exhibit D. (Please note that the Proponent's response to Mr. Norman's January 9th e-mail is referenced above and attached hereto as Exhibit B.)

Additionally, we also would like to bring to the Staff's attention that the Proponent submitted a substantially similar proposal to the Company on October 11, 2006 for inclusion in the Company's proxy materials for the 2007 Annual Meeting. In a letter, dated December 15, 2006, the Company requested no-action relief from the Staff if the Company excluded this substantially similar proposal from its proxy materials. The Staff granted such relief in a letter dated January 23, 2007. Accordingly, if the Staff were inclined to deem the Proponent's Proposal to be timely submitted for the 2008 Annual Meeting, we would request that the Staff exclude the Proposal on the same substantive grounds cited in our December 15, 2006 letter regarding the substantially similar proposal. For your information, a copy of the Company's December 15, 2006 letter to the Staff and the Staff's January 23, 2007 letter to the Company are attached hereto as Exhibit E.

* * *

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission;" however, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently intends to file its definitive proxy materials with the Commission between March 14, 2008 and March 17, 2008. Because the Proposal was not received until after the deadline for submissions and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is received by with the Commission.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2008 Annual Meeting.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-9257; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Harold E. Schwartz
Senior Counsel

Enclosures

cc: Mr. Stephen P. Norman

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

EXHIBIT A

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2007

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2008.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

KELLEY DRYE & WARREN LLP
A LIMITED LIABILITY PARTNERSHIP

101 PARK AVENUE
NEW YORK, NEW YORK 10178

(212) 808-7800

WASHINGTON, DC
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CHICAGO, IL
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BRUSSELS, BELGIUM

AFFILIATE OFFICES
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FACSIMILE
(212) 808-7897
www.kelleydrye.com

JEAN Y. PARK
DIRECT LINE: (212) 808-5019
EMAIL: jpark@kelleydrye.com

MEMO ENDORSED

RECEIVED
MAR 11 2009
CHAMBERS OF
THEODORE H. KATZ
US MAGISTRATE JUDGE

MEMO ENDORSED

USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #:
DATE FILED: 3/12/09

March 11, 2009

VIA FACSIMILE

Honorable Theodore H. Katz
United States Magistrate Judge
United States District Court
for the Southern District of New York
500 Pearl Street, Room 1660
New York, New York 10007

Re: Lindner v. American Express Corporation & Qing Lin
Civil Action No. 06-3834 (JGK-THK)

Dear Judge Katz:

We are in receipt of Your Honor's memo-endorsed Order, dated March 9, 2009 (the "March 9th Order"), and respectfully write to confirm the scope of same.

This Court's March 3rd Order proscribed plaintiff from speaking directly to Defendants about any of the claims or defenses in this action. We understand the March 9th Order allows Mr. Lindner to speak at the shareholders meeting and communicate directly with the Nominating Committee of the Board of Directors of American Express, but only under the terms set forth in the March 3rd Order.

Specifically, we understand the Court to mean that Mr. Lindner may attend and speak at the shareholders meeting, but that he may not speak about his claims and/or defenses in this action. American Express CEO, Kenneth Chenault, presides over the shareholders meetings and any statements that Mr. Lindner would see fit to make at the shareholders meeting would be directed at Mr. Chenault. We do not understand the Court's March 9th Order to mean that Mr.

 COPIES MAILED
TO COUNSEL OF RECORD ON 3/12/09

DEF00370: Redacted since Amex wishes to keep this evidence under Court seal. Proves that Qing admitted to Amex lawyer that Qing gave out "any information" about Peter Lindner.

February 2006

Chief Credit Officer for Institutional R[Risk] & Collections

Qing Lin

[redacted]

Company

occasionally

"-Peter is

-

- whether

Note the indented paragraph of 3 bullet points, starting with a double-quote mark

[redacted]

At Time, VP of Underwriting

2000 Chief Credit Officer of Consumer Lending

Lindner commentary on Jason Brown, Esq.(Amex VP) notes of conversation Feb 2006 with fellow VP Qing Lin: Mr. Lindner asserts this is the ***smoking gun****. Jason Brown told Peter Lindner in a face-to-face meeting that*

- 'Qing said "I don't think he can work here." '

and Mr. Lindner wrote that to Mr. Brown in my email that night on Tuesday, February 28, 2006 (03/01/06 01:02 AM) Mr. Brown wrote back denying it. Mr. Lindner asserts that the notes support that Qing made reference to Peter Lindner not being able to work here. → Shouldn't you be able to judge for yourself?*

DEF 00370

DEF 00370

Jason Brown wrote back to Mr. Lindner on Wed, Mar 1, 2006 8:08 PM:

- "I write to inform you that I do not agree with much of what is raised below including, but not limited to, your memorialization of our conversation. "

RECEIVED
[illegible] 23 [illegible]
THEODORE H. KATZ
US MAGISTRATE JUDGE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

------------------------------------X

PETER W. LINDNER,
Plaintiff,

-against-

AMERICAN EXPRESS CORPORATION and QING LIN
Defendants.

------------------------------------X

Honorable Judge Katz

06 Civ. 3834 (JGK-THK)

CLARIFICATION OF ORDER REGARDING COMMUNICATIONS

USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #
DATE FILED 3/23/09

Via Fax: 212-805-7932

Dear Judge Katz,

I wish to know if the requirement of filing with the SEC must also go through my adversary. This would seem contrary to the rights of average shareholders and proxy fights, which do not go through the adversary (in this case, Amex ma[illegible] to file with the SEC, and in which the adversary has the power to delay and [illegible]. I wish to file with the SEC today.

MEMO ENDORSED

Under the SEC rules, I must file by certain dates and Amex[1] has written the SEC on Jan 22 2009 that

> **"Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims [that the Code is frequently breached]."**

I note that I requested permission to show exhibit DEF00370 (and Your Honor has refused to allow it) that

- **Amex had proof that Qing violated the Amex Code and the June 2000 Amex-Lindner contract, and that**
- **Jason Brown had this information and still wrote a letter saying that such violation did not occur.**

And this seems to me to be duplicitous that Amex says I cannot provide information, and then Amex seeks to stop me from providing it. I feel that Amex should have been estopped from filing such documents with the SEC. Amex should correct it, and Ms. Park should not be the Court's designated censor, and moreover if the case 06cv3834 is relevant to the Shareholder Proposal and my run for Director, I should be allowed to mention it "directly and indirectly," which is the phrase Ms. Park used to stop me from speaking about it at the Amex April 2009 Shareholders' Meeting, which all the SEC documents lead up to, as per SEC regulations.

Your Honor must decide if you feel that your prior restraint of speech again in 2009 as it was in 2007 is a legitimate exercise to protect the public, and what and whom exactly are you protecting.

By: [signature]
Peter W. Lindner
Plaintiff, *Pro Se*

Dated: March 23, 2009

cc: Jean Park, Esq. via fax

The Court has placed no restrictions on Plaintiff's communications with the SEC.

So ordered.
Theodore H. Katz
USMJ
3/23/09

FISMA & OMB Memorandum M-07-16

[1] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/peterlindner012209-14a8.pdf

Deposition of Qing Lin on January 15, 2009, right before lunch

Qing admits that he violated the June 2000 Amex-Lindner contract Paragraph 13 in which he was "instructed and directed" to not give "any information" to potential employers and to refer all such requests to Human Resources.

0176

Lin

instructed and directed?

A xxxxxxxxxxxx

Q Did they tell you xxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxx?

A Yes.

Q xxxxxxxxxxxxxxxxxxx?

A Yes.

Q To whom xxxxxxxxxxxxxxxxxxxxxxx?

A xxxxxxxxxxxxxxxxxxx.

[...]

0177

[...]

Q I'd like to ask you one more thing, and then we will break for lunch. It says, "xxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxx, xxxxxxxxxxxxx Human Resources xxxxxxxxxxxxxx." Did you xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx, xxxxxxxxxxxxxxxxxx?

A No.

MR. LINDNER: Thank you very much. We

0178

Lin

can break for lunch.

Peter Lindner

From: "Jason K Brown" <jason.k.brown@aexp.com>
To: "Peter Lindner" ***FISMA & OMB Memorandum M-07-16***
Cc: "LAWRENCE ANGELO" <LAWRENCE.ANGELO@EEOC.GOV>
Sent: Wednesday, March 01, 2006 8:08 PM
Subject: Re: Summary of our face-to-face meeting at Amex on Tue Feb 28 2006, with your admissions of statements by Qing

Mr. Lindner,

Rather than respond point by point to your email, I write to inform you that I do not agree with much of what is raised below including, but not limited to, your memorialization of our conversation.

I will call you after I have spoken to Boaz.
Thanks,
Jason

Jason K. Brown
Vice President and Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street, 49th Floor, UMC NY 01-49-10
New York, NY 10285
Tel: (212) 640-4807
Fax: (212) 640-0388

"Peter Lindner"
FISMA & OMB Memorandum M-07-16
03/01/06 01:02 AM

To: Jason K Brown/AMER/CORP/AEXP@AMEX
cc: "LAWRENCE ANGELO" <LAWRENCE.ANGELO@EEOC.GOV>
Subject: Summary of our face-to-face meeting at Amex on Tue Feb 28 2006, with your admissions of statements by Qing

Tuesday, February 28, 2006

Jason:

This memo summarizes our conversation today from 6-7pm at the Amex HQ in NYC. For the record, you had a physically imposing guard (I don't know if he was armed or not) asking to stay in the room while we talked, but you told him that he could wait outside. I'm sorry that you feel that I am violent. I am not. But I am determined. So let me

- summarize our talk and
- point out how Qing admitted to you (an officer of the court) of him violating the Amex Lindner Agreement of June 2000, and
- suggest what you should do next to conclude this matter.

I appreciate that you told me that during your investigation so far that Qing Lin admitted to talking about me to Boaz Salik. Specifically, you said that Qing told you that when Boaz mentioned to Qing that Boaz was thinking of hiring me, that Qing said "I don't think he can work here."

Well, it's not what Boaz told me about that conversation, and I hope you take Boaz up on his offer to

sign a notarized statement about what the entire conversation with Qing was. As you recall, Boaz (principal in Fischer Jordan "FJ") said he might give a notarized statement if the Amex Corporate Secretary asked Boaz for that statement. And as you recall in my email[i] to you, Amex Corporate Secretary Stephen P. Norman, and Boaz (cc: Trevor Barran, who is Boaz's partner in FJ), I told Boaz that Mr. Norman specifically delegated the task of investigation to you Jason, and that the request of Mr. Norman would therefore come through you.

By the way, what Qing said about me may be literally true: Qing may not think that I "can work at Amex". Of course, I can work at Amex if you get acquired by another company[ii], since I specifically asked your lawyers to add that provision in case you get bought out – after all the credit card world is small and there are mergers all the time and NYC is even smaller still. But also, I can work at Amex if I am an employee of another company: e.g. if I worked at IBM and repaired your computers or if I were a janitor for a vendor of yours and mopped your floors. If FJ was not part of your company back in June2000 and is not part of Amex when I join FJ, then I would not be violating the agreement. Of course, Qing might not "think" that that is true.

But in any case, it's good to hear that Qing has modified his story and now admits that he violated the spirit and I feel the letter of the Amex-Lindner Agreement of June 2000 paragraph 13 when he made any comment about me, instead of telling Boaz to speak to HR[iii].

Thus, as you stated to me,

- Qing violated an instruction of the American Express Company
- which was a written instruction and
- which he was aware of and
- which he could have availed himself of The Corporate Secretary's wisdom on what course of action to take.
- Qing decided to ignore that instruction,
- Qing decided to not inform his manager,
- Qing decided not to seek advice from The Corporate Secretary
- even though he signed the Amex Code of Conduct saying that he would follow it and
- even though Qing was aware that Boaz was enquiring as to Peter seeking employment at FJ (and not as an Amex employee by as a FJ employee)

You stated you don't think this is a conflict of interest or even a perceived conflict of interest. I told you (again) today that I feel it is a conflict of interest [iv] and that makes it to me appear as a conflict[v].

And if you don't think this is a conflict, or the appearance of a conflict of interest, please write that in a notarized statement to the Corporate Secretary that you solemnly affirm **that both you [Jason] and Qing feel there is no conflict of interest for Qing to deliberately disobey a written instruction and directive of American Express and Qing need not even inform the Corporate Secretary of this event since it clearly does not even appear to be a conflict.** Moreover, you can state that Qing is free to disregard any written instruction or directive of Amex without jeopardy or without notice to his superiors – I believe the term for this is a "waiver"[vi], which Qing Lin enjoys unlike most of his fellow employees, and that you as a General Counsel for American Express and as an Amex Employee yourself totally agree with, and that you would likewise do the same.

Basically, Jason, you are advocating anarchy and willful **insubordination**.[vii]

So, five other points, if I may.

1) **Getting a notarized statement from Boaz.** You said you would like the EEOC as a neutral party to judge this case. I pointed out that they cannot get the same information as an internal company investigation,

nor do they necessarily have the resources or inclination to do what a private firm (Amex) can do. Specifically, Boaz said he would NOT give me a notarized statement, but Boaz may give one if asked by the Corporate Secretary. So, if my memory serves me right about my discussion with Mr. Norman: Mr. Norman would want such a notarized statement from Boaz. And I heard directly from the EEOC that they would like such a statement also. So, when you do your due diligence under Mr. Norman's direct order to you to investigate this situation and get the facts for him, I hereby re-iterate my request to you tonight that when you get Boaz's notarized statement, I would like a copy for myself and to give it also to that impartial EEOC.

2) You asked me **what and how much I wanted**, and I said (3 things, but when pressed for a dollar amount): $1m-$10million. You said that was out of the question (words to that effect). You used the same term for Qing being fired. But when I asked you what you would propose, you said you had no authority to negotiate or to offer any amount. I would appreciate if you please find out what figure you feel is reasonable. And then tell me.

3) You mentioned that **I may have been trying to get Qing to violate the agreement by using his name as a reference.** Well, if I were to follow your logic, then Qing is a helpless individual who compulsively violates written directives. All Qing needed to say to Boaz was "Boaz, all requests for references should be directed to our HR department. Here, let me give you their number. By the way, let's talk about....(and change the subject to some business discussion)". But Qing did not do that. If you get the written statement from Boaz and Trevor, both of whom I spoke to simultaneously during my interview at the coffee shop at the foot of the Amex building, you will see that I named many Amex employees and managers I worked for. And they will tell you that they pressed me for additional people, specifically for people who worked at Amex now and who were in Risk Management (I believe). To the best of my knowledge, I gave more than a half dozen names, and only when pressed, did I give Qing's name. His was the end, or near the end, of the names I gave under duress. But I relied upon Qing following the written instructions of the Amex Lindner Agreement of June 2000 and to deflect the question to HR. Because of that reliance upon the Amex Lindner Agreement of June 2000, I was denied a full time job with benefits. As of this moment, I still do not have such a job. Qing's willful comments destroyed that job, as his actions have so many years ago (I allege), and Qing may have done that again with David Lin of Citigroup. You should not, therefore, conclude your thorough investigation without asking Qing Lin if he knows of David Lin – same last name. And you should also check if there were any incoming or outgoing calls from Qing to 718-248-xxxx, which is Citigroup in Long Island City where David Lin worked. I do NOT want you to ask David Lin nor to ask Citigroup. I want you to specifically ask Qing and I want you to check the phone logs, including Qing's cellphone if it is paid for in part by Amex funds. I would also ask that this applies to any phone that Qing used (such as his home phone if those calls are partially paid for by Amex). We are not talking about an untoward invasion of privacy, but rather a check if Qing again violated a written directive of Amex by talking about Peter to a prospective employer. This event would have occurred from Jan 2005 through today. Also, you asked me why did I name Qing Lin – so I think it's fair if you ask Qing why he did not tell Boaz to talk to HR? And please also ask Qing why did Qing use the words "I don't think he can work here." Was Qing deliberately misleading Boaz by saying that Peter can NOT work as an Amex employee, and hoping that Boaz would instead think that Peter would have some sort of moral, legal or social impediment to being a FJ employee working at Amex?

4) **What was the Amex project that FJ wanted to hire me for full-time?** You should find this out from both Qing and from FJ, and also find out what happened to that project, who did it, what was the estimated budget, etc. The reason: that was the job which I would have been hired for as a full-time FJ employee. If you do not know about it, then I find this to be not a thorough investigation. Right? Trevor wanted to hire me in 3 days, and later he did not respond for a much longer time. That is the substance of my allegations and charge of EEOC discrimination: Qing retaliated against me and stopped me from being employed because he was upset that I filed an EEOC suit against him and against Amex.

5) **Tonight I asked you if you did a "thorough investigation," and you said you did.** And then you said you had not spoken to Boaz, nor to Trevor, nor had you requested that notarized statement from either of those two first person witnesses. Boaz was at the conversation with Qing, and Trevor was in the conversation with me. Trevor and Qing were in conversation with each other on their decision to NOT hire me on two separate occasions (April 2005 and July 2005). If you feel this is thorough, then I must respectfully disagree with you. You should have said "I will do a thorough investigation, but I have not finished yet." You said you could not find Boaz's phone number, so I gave it to you. If at ANY TIME you do not know how to

contact these witnesses or what questions to ask or whether to rely upon their spoken word and upon your memory, please ask me, and I will be glad to assist in your investigation. I don't want this to go on any longer than it has to. This matter was closed in June 2000, but was reopened by Qing in April 2005 and in August 2005, and by Qing not telling the whole truth to you in January 2006. And you, sir, are a collaborator and co-conspirator and not an investigator if you do not ask for a written statement which would unambiguously reflect what a person says and would settle the matter once and for all.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

---

[i] "Dear Boaz and Mr. Norman,

So as to keep you both informed, this is a summary of phone conversation between Peter Lindner and Mr. Jason Brown, Esq at noon – 1pm on Wednesday, February 1, 2006.

1. Mr. Stephen P. Norman, Corporate Secretary of American Express, delegated the task of collecting information to Mr. Jason Brown. So, Boaz, as I indicated that Mr. Norman would ask you for a statement, he will do so via Mr. Brown."
This was sent on Wednesday, February 01, 2006 11:57 PM with the subject: "Summary of conversation between Mr. Stephen Norman's delegate (Jason Brown, Esq); constructive notice to Boaz of Mr. Norman's request for a statement" I forwarded a copy of this to you again tonight, and I noted: cc: Trevor Barran.

[ii] Paragraph 7 of the Amex Lindner Agreement of June 2000 states "7. Mr. Lindner agrees that he will not seek employment or reemployment with the Company, its parent, subsidiaries or affiliated companies that are the parent, subsidiary or affiliates of the Company as of the date this Agreement is fully executed, and agrees that any application for employment which he makes with the Company may be rejected pursuant to the terms of this Agreement. Mr. Lindner further agrees that he will not file a complaint alleging retaliation against the Company for refusal to hire him. As used in this paragraph, "affiliated" shall mean any Company with at least 51% of its stock owned or controlled by the Company or its parent or subsidiaries."

[iii] Section 13 which states that Qing should "direct all requests for references or inquiries received by such employees regarding Mr. Lindner to the appropriate human resources"

[iv] It is a conflict since Qing was "**instructed and directed**" by the Amex Lindner Agreement of June 2000 to say nothing to Boaz and to "**direct all requests for references or inquiries**" to HR. The reason for this specific choice of language and for the specific mention of Qing's name was because of Qing or other persons at Amex allegedly stopping me from working at General Electric Credit Corporation after I was terminated from Amex by Qing. This is referred to in the Agreement as a "civil action in the Civil Court of the City of New York, Index No. 038441-CVN-1999, against American Express Corporation" (etc.). But to not say anything to Boaz might mean that I would get a job working with FJ perhaps on a project that would have me in the Amex building, maybe in his department.

- Qing doesn't want to work with me,
- nor to have me benefit from employment from Amex
- nor to have me have employment as a result of his recommendation,
- nor to have me working even at a competitor.

This is a conflict of interest. In case you still don't see what I mean, there are two viewpoints or two different interests that are not aligned, and in fact , conflict. Those interests are: Qing's interest is to say anything, whether true or untrue is immaterial at this point (but we can deal with that later), that would stop me from working (at Amex, with him, with anyone), and Amex's interest is that Amex wants and in fact instructed Qing to say NOTHING about Peter.

[v] p.11 of the Amex Code of Conduct "You should never use your position with the Company, or information acquired during your employment, in a manner that may create a conflict — or the appearance of a conflict — between your personal interests and the interests of the Company". To use a phrase: what part of "never" do you not understand?

[vi] "No waiver of its applicability will be granted under any circumstances..... (signed) Ken Chenault, *Chairman and Chief Executive Officer*" p. 3, Amex COC, June 2005.

[vii] "Insubordination is the act of a subordinate deliberately disobeying a lawful order. Insubordination is typically a punishable offence in hierarchical organizations which depend on people lower in the chain of command to do as they are told. Insubordination is not the same as foot-dragging, displaying a negative attitude, voicing complaints, or refusing to perform an action that is not safe, ethical, or legal."
en.wikipedia.org/wiki/Insubordination

Be, Raymond

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, March 27, 2009 5:02 PM
To: shareholderproposals
Subject: American Express -Shareholder Proposal -- ATTN: Heather Maples

Follow Up Flag: Follow up
Flag Status: Completed

Attachments: DEF00370 redacted ver b with annotations Handwritten Notes of Jason Brown.pdf; Redacted Deposition of Qing Lin on January 15 2009 on admitting violation of Amex Lindner Contract.pdf; Jason Brown reply to Peter Lindners summarizing Feb 28 2006 face to face meeting.pdf; Number 143 Mar 23 2009 no restrictions on filing with SEC.pdf; Number 137 Filed Mar 12 2009 MJ Katz allows communication with Board and no restrictions on speech at Annual Meeting.pdf

DEF00370 redacted ver b with a... | Redacted eposition of Qing Li. | Jason Brown reply to Peter Lin... | Number 143 Mar 23 2009 no rest... | Number 137 Filed Mar 12 2009 M...

Subject: American Express - shareholder Proposal -- ATTN: Heather L. Maples, Senior Special Counsel

Ms. Maples:

(I wrote a prior email to the general email address, but was told by Dan Duchovney of SEC's Mergers & Acquisitions to write to the person who handled my file, which you did on, I believe, Jan 22, 2009)

The main issue is that Amex stopped me from communicating with the SEC and from communicating with the American Express (Amex) Board of Directors, where I could have cured the "defects" in my proposal. Amex went to federal court to bar me from speaking at the Shareholder's meeting, from mentioning my lawsuit, from showing evidence of what I allege. This is not the typical Shareholder Proposal.

Not Ordinary Business - Amnesty Seldom is

So, the first and main point, is that my proposal is definitely not "ordinary business," as the Truth Commission for South Africa on Apartheid was not "ordinary business," (etc.)

The Shareholder Proposal is to get people in American Express to admit where they have violated the rights of customers, employees (current and former), and others, and if they tell the truth, give them amnesty.

Does that sound like ordinary business to you?

How often does the Government offer blanket amnesty? How many corporations do that day to day, or even year to year, or even ever?

Amex's President of Banking was involved

Secondly, Amex asserted that I cannot provide a factual basis for my allegations, which is only true in that they covered it up, went to Court to stop me, had a federal judge remove my website (I spent $20,000 to overturn that decision), and then even lied to a judge as to whether the President of Banking, Ash Gupta, was involved.

I have the transcript, which I will show you that Ms. Park, lawyer from Kelley Drye

Warren, for Amex said that Secretary of the Corporation Stephen Norman was not involved in my dispute in June 2000, and should not be deposed, and "Mr. Gupta similarly" [I do not have the transcript in front of me]. Yet Mr. Gupta was involved in my dispute in June 2000.

The Truth Commission

I proposed my "Truth Commission" shareholder Proposal in or about Dec 2008 (or maybe Sep 2008). However, American Express (Amex) filed what I may say was a misleading, or not completely true, rebuttal to me. Specifically, Amex went to federal court to stop me from communicating with Amex people, and then to have my communications reviewed by their lawyer before being sent to Amex people while still stopping me from talking to them. Moreover, Amex's lawyer then censored and delayed the documents that I sent to the Board of Directors to get their opinion on my shareholder Proposal, so that it could be refined to their liking.

Finally: this week the federal judge allowed me to communicate to the SEC without restrictions. (see attached "Number 143 Mar 23 2009 no restrictions on filing with SEC.pdf" which also references that I was stopped from submitting this beforehand.)

Amex used false information in an SEC filing

Thus, I can now rebut the claims Amex made in Dec2008 and Jan 2009 that I cannot support the statements I make with regard to my shareholder Proposal. I couldn't rebut it earlier or else I would have been found in contempt of court and had my suit 06cv3834 (SDNY) dismissed.

Amex should have written: Lindner shareholder Proposal has flaws, but Lindner has tried to fix them despite Amex's attempts to stop all such measures. Lindner also cannot give factual basis for his claims, since Amex has gone to court to seal documents and stop these documents specifically to be released to the SEC.

I can supply the transcripts where I ask the Judge for permission to show exhibit DEF00370 (attached and redacted) to the SEC to show that Amex's Vice President violated a written contract (June 2000 Amex Lindner contract, paragraph 13)by giving "any information" to a prospective employer, and also information that the same VP also violated paragraph 13 by not referring the request to Human Resources (attached but redacted). And that an Amex lawyer (who is also an Amex employee and VP) investigated this matter twice, verified that the other VP violated the "June 2000 Amex Lindner contract" (attached but redacted letter, but additional information is available). I have not included (but can) due to shortness of time the proof that the VP lawyer

Factual Basis for my Proposal

Thus, there is a factual basis for my wanting a Truth Commission, and saying that upper management disregards the Amex Code of Conduct filed with the SEC.

Moreover, as late as Mar2009, Amex tried to get the Court to stop me from asking a question at the April 2009 Shareholders Meeting (to CEO Ken Chenault) and "directly or indirectly) mentioning my lawsuit. The Court ruled only this month that it will place no prior restrictions on my free speech for talking at the meeting in April 2009 (This is attached as "Document 137 Filed 03/12/2009". I also note that Amex stopped me in April 2007 from attending the Annual Shareholders Meeting or asking questions or communicating with the SEC, which cost me $20,000 in legal fees to have overturned, which was weeks after the meeting ended.

Can the SEC act now, when meeting is 30 days away?

I am asking if the SEC can do something, or if it's too late?

a) Can the SEC demand to know of Amex if what I am saying is true? I assert I am telling the truth.
b) Can the SEC enquire whether Amex violated the SEC Acts of 1933 and 1934 by filing materially false statements, by implying that there was no factual basis for my proposal, and for not saying that they were actively trying / succeeding in stopping me from improving my shareholder proposal (by speaking to the Board of Directors) or from verifying the correctness of my allegations (by getting a Federal Judge to stop me from communicating about the case).
c) Make Amex pay for and do a mailing of my shareholder proposal to their proxy, or along with it?
d) Can the SEC sanction Amex and make it cease and desist in stopping (true) statements about Amex from being said.

Thank you,

Peter Lindner

FISMA & OMB Memorandum M-07-16

shareholderproposals@sec.gov
This mailbox may be used to send requests for no-action relief under rule 14a-8 and related correspondence to the Division of Corporation Finance. This mailbox should not be used to submit other types of no-action requests or correspondence. Please include your name and telephone number in any submission directed to this mailbox. Remember that your e-mail is not confidential, and others may intercept and read your e-mail. We will process no-action requests and related correspondence received through this mailbox in the same manner as requests and correspondence submitted in paper.

http://sec.gov/divisions/corpfin/cfconcise.shtml#email

My Prior Letter
----

1) I should use "PREC14a" for a preliminary filing for a shareholder proposal for the April 27, 2009 American Express shareholder meeting.

2) Can I have supporting information in PDF format? I understand that it is unofficial, and that it is still subject to strict fraud rules. (Some of that information is attached here, which I am using to show you that my proposal had factual bases, and that Amex actively sought to stop me from contacting the SEC with such proof.)

DEF00370: Redacted since Amex wishes to keep this evidence under Court seal. Proves that Qing admitted to Amex lawyer that Qing gave out "any information" about Peter Lindner.

February 2006

Chief Credit Officer for Institutional R[Risk] & Collections

Qing Lin

[redacted] Company

Company

occasionally

[redacted]

"-Peter is

[redacted]

\- whether [redacted]

\-

[redacted]

Note the indented paragraph of 3 bullet points, starting with a double-quote mark

At Time, VP of Underwriting

2000 Chief Credit Officer of Consumer Lending

Lindner commentary on Jason Brown, Esq.(Amex VP) notes of conversation Feb 2006 with fellow VP Qing Lin: Mr. Lindner asserts this is the ***smoking gun***. *Jason Brown told Peter Lindner in a face-to-face meeting that*

- 'Qing said "I don't think he can work here." '

and Mr. Lindner wrote that to Mr. Brown in my email that night on Tuesday, February 28, 2006 (03/01/06 01:02 AM) Mr. Brown wrote back denying it. Mr. Lindner asserts that the notes support that Qing made reference to Peter Lindner not being able to work here. → Shouldn't you be able to judge for yourself?*

DEF 00370

DEF 00370

Jason Brown wrote back to Mr. Lindner on Wed, Mar 1, 2006 8:08 PM:

- "I write to inform you that I do not agree with much of what is raised below including, but not limited to, your memorialization of our conversation. "

Deposition of Qing Lin on January 15, 2009, right before lunch

Qing admits that he violated the June 2000 Amex-Lindner contract Paragraph 13 in which he was "instructed and directed" to not give "any information" to potential employers and to refer all such requests to Human Resources.

0176
Lin
instructed and directed?
A xxxxxxxxxxxx
Q Did they tell you xxxxxxxxxxxxxxx
xxxxxxxxxxxxxxxxxxx?
A Yes.
Q xxxxxxxxxxxxxxxxxxx?
A Yes.
Q To whom xxxxxxxxxxxxxxxxxxxxxxx?
A xxxxxxxxxxxxxxxxxxx.
[...]
0177
[...]
Q I'd like to ask you one more thing, and
then we will break for lunch. It says, "xxxxxx
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
xxxxxxxxxxxxxxxxxxxxxxxxxxxxx,
xxxxxxxxxxxxx Human Resources xxxxxxxxxxxxxx."
Did you xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx,
xxxxxxxxxxxxxxxxxxx?
A No.
MR. LINDNER: Thank you very much. We
0178
Lin
can break for lunch.

Peter Lindner

From: "Jason K Brown" <jason.k.brown@aexp.com>
To: "Peter Lindner" ***FISMA & OMB Memorandum M-07-16***
Cc: "LAWRENCE ANGELO" <LAWRENCE.ANGELO@EEOC.GOV>
Sent: Wednesday, March 01, 2006 8:08 PM
Subject: Re: Summary of our face-to-face meeting at Amex on Tue Feb 28 2006, with your admissions of statements by Qing

Mr. Lindner,

Rather than respond point by point to your email, I write tp inform you that I do not agree with much of what is raised below including, but not limited to, your memorialization of our conversation.

I will call you after I have spoken to Boaz.
Thanks,
Jason

Jason K. Brown
Vice President and Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street, 49th Floor, UMC NY 01-49-10
New York, NY 10285
Tel: (212) 640-4807
Fax: (212) 640-0388

"Peter Lindner"
FISMA & OMB Memorandum M-07-16
03/01/06 01:02 AM

To: Jason K Brown/AMER/CORP/AEXP@AMEX
cc: "LAWRENCE ANGELO" <LAWRENCE.ANGELO@EEOC.GOV>
Subject: Summary of our face-to-face meeting at Amex on Tue Feb 28 2006, with your admissions of statements by Qing

Tuesday, February 28, 2006

Jason:

This memo summarizes our conversation today from 6-7pm at the Amex HQ in NYC. For the record, you had a physically imposing guard (I don't know if he was armed or not) asking to stay in the room while we talked, but you told him that he could wait outside. I'm sorry that you feel that I am violent. I am not. But I am determined. So let me

- summarize our talk and
- point out how Qing admitted to you (an officer of the court) of him violating the Amex Lindner Agreement of June 2000, and
- suggest what you should do next to conclude this matter.

I appreciate that you told me that during your investigation so far that Qing Lin admitted to talking about me to Boaz Salik. Specifically, you said that Qing told you that when Boaz mentioned to Qing that Boaz was thinking of hiring me, that Qing said "I don't think he can work here."

Well, it's not what Boaz told me about that conversation, and I hope you take Boaz up on his offer to

sign a notarized statement about what the entire conversation with Qing was. As you recall, Boaz (principal in Fischer Jordan "FJ") said he might give a notarized statement if the Amex Corporate Secretary asked Boaz for that statement. And as you recall in my email[i] to you, Amex Corporate Secretary Stephen P. Norman, and Boaz (cc: Trevor Barran, who is Boaz's partner in FJ), I told Boaz that Mr. Norman specifically delegated the task of investigation to you Jason, and that the request of Mr. Norman would therefore come through you.

By the way, what Qing said about me may be literally true: Qing may not think that I "can work at Amex". Of course, I can work at Amex if you get acquired by another company[ii], since I specifically asked your lawyers to add that provision in case you get bought out – after all the credit card world is small and there are mergers all the time and NYC is even smaller still. But also, I can work at Amex if I am an employee of another company: e.g. if I worked at IBM and repaired your computers or if I were a janitor for a vendor of yours and mopped your floors. If FJ was not part of your company back in June2000 and is not part of Amex when I join FJ, then I would not be violating the agreement. Of course, Qing might not "think" that that is true.

But in any case, it's good to hear that Qing has modified his story and now admits that he violated the spirit and I feel the letter of the Amex-Lindner Agreement of June 2000 paragraph 13 when he made any comment about me, instead of telling Boaz to speak to HR[iii].

Thus, as you stated to me,

- Qing violated an instruction of the American Express Company
- which was a written instruction and
- which he was aware of and
- which he could have availed himself of The Corporate Secretary's wisdom on what course of action to take.
- Qing decided to ignore that instruction,
- Qing decided to not inform his manager,
- Qing decided not to seek advice from The Corporate Secretary
- even though he signed the Amex Code of Conduct saying that he would follow it and
- even though Qing was aware that Boaz was enquiring as to Peter seeking employment at FJ (and not as an Amex employee by as a FJ employee)

You stated you don't think this is a conflict of interest or even a perceived conflict of interest. I told you (again) today that I feel it is a conflict of interest [iv] and that makes it to me appear as a conflict[v].

And if you don't think this is a conflict, or the appearance of a conflict of interest, please write that in a notarized statement to the Corporate Secretary that you solemnly affirm **that both you [Jason] and Qing feel there is no conflict of interest for Qing to deliberately disobey a written instruction and directive of American Express and Qing need not even inform the Corporate Secretary of this event since it clearly does not even appear to be a conflict.** Moreover, you can state that Qing is free to disregard any written instruction or directive of Amex without jeopardy or without notice to his superiors – I believe the term for this is a "waiver"[vi], which Qing Lin enjoys unlike most of his fellow employees, and that you as a General Counsel for American Express and as an Amex Employee yourself totally agree with, and that you would likewise do the same.

Basically, Jason, you are advocating anarchy and willful **insubordination**.[vii]

So, five other points, if I may.

1) **Getting a notarized statement from Boaz.** You said you would like the EEOC as a neutral party to judge this case. I pointed out that they cannot get the same information as an internal company investigation,

nor do they necessarily have the resources or inclination to do what a private firm (Amex) can do. Specifically, Boaz said he would NOT give me a notarized statement, but Boaz may give one if asked by the Corporate Secretary. So, if my memory serves me right about my discussion with Mr. Norman: Mr. Norman would want such a notarized statement from Boaz. And I heard directly from the EEOC that they would like such a statement also. So, when you do your due diligence under Mr. Norman's direct order to you to investigate this situation and get the facts for him, I hereby re-iterate my request to you tonight that when you get Boaz's notarized statement, I would like a copy for myself and to give it also to that impartial EEOC.

2) You asked me **what and how much I wanted**, and I said (3 things, but when pressed for a dollar amount): $1m-$10million. You said that was out of the question (words to that effect). You used the same term for Qing being fired. But when I asked you what you would propose, you said you had no authority to negotiate or to offer any amount. I would appreciate if you please find out what figure you feel is reasonable. And then tell me.

3) You mentioned that **I may have been trying to get Qing to violate the agreement by using his name as a reference.** Well, if I were to follow your logic, then Qing is a helpless individual who compulsively violates written directives. All Qing needed to say to Boaz was "Boaz, all requests for references should be directed to our HR department. Here, let me give you their number. By the way, let's talk about....(and change the subject to some business discussion)". But Qing did not do that. If you get the written statement from Boaz and Trevor, both of whom I spoke to simultaneously during my interview at the coffee shop at the foot of the Amex building, you will see that I named many Amex employees and managers I worked for. And they will tell you that they pressed me for additional people, specifically for people who worked at Amex now and who were in Risk Management (I believe). To the best of my knowledge, I gave more than a half dozen names, and only when pressed, did I give Qing's name. His was the end, or near the end, of the names I gave under duress. But I relied upon Qing following the written instructions of the Amex Lindner Agreement of June 2000 and to deflect the question to HR. Because of that reliance upon the Amex Lindner Agreement of June 2000, I was denied a full time job with benefits. As of this moment, I still do not have such a job. Qing's willful comments destroyed that job, as his actions have so many years ago (I allege), and Qing may have done that again with David Lin of Citigroup. You should not, therefore, conclude your thorough investigation without asking Qing Lin if he knows of David Lin – same last name. And you should also check if there were any incoming or outgoing calls from Qing to 718-248-xxxx, which is Citigroup in Long Island City where David Lin worked. I do NOT want you to ask David Lin nor to ask Citigroup. I want you to specifically ask Qing and I want you to check the phone logs, including Qing's cellphone if it is paid for in part by Amex funds. I would also ask that this applies to any phone that Qing used (such as his home phone if those calls are partially paid for by Amex). We are not talking about an untoward invasion of privacy, but rather a check if Qing again violated a written directive of Amex by talking about Peter to a prospective employer. This event would have occurred from Jan 2005 through today. Also, you asked me why did I name Qing Lin – so I think it's fair if you ask Qing why he did not tell Boaz to talk to HR? And please also ask Qing why did Qing use the words "I don't think he can work here." Was Qing deliberately misleading Boaz by saying that Peter can NOT work as an Amex employee, and hoping that Boaz would instead think that Peter would have some sort of moral, legal or social impediment to being a FJ employee working at Amex?

4) **What was the Amex project that FJ wanted to hire me for full-time?** You should find this out from both Qing and from FJ, and also find out what happened to that project, who did it, what was the estimated budget, etc. The reason: that was the job which I would have been hired for as a full-time FJ employee. If you do not know about it, then I find this to be not a thorough investigation. Right? Trevor wanted to hire me in 3 days, and later he did not respond for a much longer time. That is the substance of my allegations and charge of EEOC discrimination: Qing retaliated against me and stopped me from being employed because he was upset that I filed an EEOC suit against him and against Amex.

5) **Tonight I asked you if you did a "thorough investigation," and you said you did.** And then you said you had not spoken to Boaz, nor to Trevor, nor had you requested that notarized statement from either of those two first person witnesses. Boaz was at the conversation with Qing, and Trevor was in the conversation with me. Trevor and Qing were in conversation with each other on their decision to NOT hire me on two separate occasions (April 2005 and July 2005). If you feel this is thorough, then I must respectfully disagree with you. You should have said "I will do a thorough investigation, but I have not finished yet." You said you could not find Boaz's phone number, so I gave it to you. If at ANY TIME you do not know how to

contact these witnesses or what questions to ask or whether to rely upon their spoken word and upon your memory, please ask me, and I will be glad to assist in your investigation. I don't want this to go on any longer than it has to. This matter was closed in June 2000, but was reopened by Qing in April 2005 and in August 2005, and by Qing not telling the whole truth to you in January 2006. And you, sir, are a collaborator and co-conspirator and not an investigator if you do not ask for a written statement which would unambiguously reflect what a person says and would settle the matter once and for all.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

---

[i] "Dear Boaz and Mr. Norman,

So as to keep you both informed, this is a summary of phone conversation between Peter Lindner and Mr. Jason Brown, Esq at noon – 1pm on Wednesday, February 1, 2006.

1. Mr. Stephen P. Norman, Corporate Secretary of American Express, delegated the task of collecting information to Mr. Jason Brown. So, Boaz, as I indicated that Mr. Norman would ask you for a statement, he will do so via Mr. Brown."
This was sent on Wednesday, February 01, 2006 11:57 PM with the subject: "Summary of conversation between Mr. Stephen Norman's delegate (Jason Brown, Esq); constructive notice to Boaz of Mr. Norman's request for a statement" I forwarded a copy of this to you again tonight, and I noted: cc: Trevor Barran.

[ii] Paragraph 7 of the Amex Lindner Agreement of June 2000 states "7. Mr. Lindner agrees that he will not seek employment or reemployment with the Company, its parent, subsidiaries or affiliated companies that are the parent, subsidiary or affiliates of the Company as of the date this Agreement is fully executed, and agrees that any application for employment which he makes with the Company may be rejected pursuant to the terms of this Agreement. Mr. Lindner further agrees that he will not file a complaint alleging retaliation against the Company for refusal to hire him. As used in this paragraph, "affiliated" shall mean any Company with at least 51% of its stock owned or controlled by the Company or its parent or subsidiaries."

[iii] Section 13 which states that Qing should "direct all requests for references or inquiries received by such employees regarding Mr. Lindner to the appropriate human resources"

[iv] It is a conflict since Qing was "**instructed and directed**" by the Amex Lindner Agreement of June 2000 to say nothing to Boaz and to "**direct all requests for references or inquiries**" to HR. The reason for this specific choice of language and for the specific mention of Qing's name was because of Qing or other persons at Amex allegedly stopping me from working at General Electric Credit Corporation after I was terminated from Amex by Qing. This is referred to in the Agreement as a "civil action in the Civil Court of the City of New York, Index No. 038441-CVN-1999, against American Express Corporation" (etc.). But to not say anything to Boaz might mean that I would get a job working with FJ perhaps on a project that would have me in the Amex building, maybe in his department.

- Qing doesn't want to work with me,
- nor to have me benefit from employment from Amex
- nor to have me have employment as a result of his recommendation,
- nor to have me working even at a competitor.

This is a conflict of interest. In case you still don't see what I mean, there are two viewpoints or two different interests that are not aligned, and in fact, conflict. Those interests are: Qing's interest is to say anything, whether true or untrue is immaterial at this point (but we can deal with that later), that would stop me from working (at Amex, with him, with anyone), and Amex's interest is that Amex wants and in fact instructed Qing to say NOTHING about Peter.

[v] p.11 of the Amex Code of Conduct "You should never use your position with the Company, or information acquired during your employment, in a manner that may create a conflict — or the appearance of a conflict — between your personal interests and the interests of the Company". To use a phrase: what part of "never" do you not understand?

[vi] "No waiver of its applicability will be granted under any circumstances..... (signed) Ken Chenault, *Chairman and Chief Executive Officer*" p. 3, Amex COC, June 2005.

[vii] "Insubordination is the act of a subordinate deliberately disobeying a lawful order. Insubordination is typically a punishable offence in hierarchical organizations which depend on people lower in the chain of command to do as they are told. Insubordination is not the same as foot-dragging, displaying a negative attitude, voicing complaints, or refusing to perform an action that is not safe, ethical, or legal."
en.wikipedia.org/wiki/Insubordination

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

--------------------------------------X

PETER W. LINDNER,
Plaintiff,

-against-

AMERICAN EXPRESS CORPORATION and
QING LIN
Defendants.

--------------------------------------X

Honorable Judge Katz

06 Civ. 3834 (JGK-THK)

CLARIFICATION OF ORDER REGARDING COMMUNICATIONS

Via Fax: 212-805-7932

Dear Judge Katz,

MEMO ENDORSED

I wish to know if the requirement of filing with the SEC must also go through my adversary. This would seem contrary to the rights of average [illegible] and proxy fights, which do not go through the adversary (in this case, Amex [illegible] file with the SEC, and in which the adversary has the power to delay and [illegible]. I wish to file with the SEC today.

Under the SEC rules, I must file by certain dates and Amex[1] has written the SEC on Jan 22 2009 that

> "Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims [that the Code is frequently breached]."

I note that I requested permission to show exhibit DEF00370 (and Your Honor has refused to allow it) that

- Amex had proof that Qing violated the Amex Code and the June 2000 Amex-Lindner contract, and that
- Jason Brown had this information and still wrote a letter saying that such violation did not occur.

And this seems to me to be duplicitous that Amex says I cannot provide information, and then Amex seeks to stop me from providing it. I feel that Amex should have been estopped from filing such documents with the SEC. Amex should correct it, and Ms. Park should not be the Court's designated censor, and moreover if the case 06cv3834 is relevant to the Shareholder Proposal and my run for Director, I should be allowed to mention it "directly and indirectly," which is the phrase Ms. Park used to stop me from speaking about it at the Amex April 2009 Shareholders' Meeting, which all the SEC documents lead up to, as per SEC regulations.

Your Honor must decide if you feel that your prior restraint of speech again in 2009 as it was in 2007 is a legitimate exercise to protect the public, and what and whom exactly are you protecting.

By: ______ [signature]
Peter W. Lindner
Plaintiff, *Pro Se*

Dated: March 23, 2009

cc: Jean Park, Esq. via fax

The Court has placed no restrictions on Plaintiff's communications with the SEC.

So ordered.
Theodore H. Katz
USMJ
3/23/09

FISMA & OMB Memorandum M-07-16

[1] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/peterlindner012209-14a8.pdf

Be, Raymond

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, March 27, 2009 11:07 AM
To: shareholderproposals
Subject: American Express -shareholder Proposal

Follow Up Flag: Follow up
Flag Status: Completed

Attachments: DEF00370 redacted ver b with annotations Handwritten Notes of Jason Brown.pdf; Redacted Deposition of Qing Lin on January 15 2009 on admitting violation of Amex Lindner Contract.pdf; Jason Brown reply to Peter Lindners summarizing Feb 28 2006 face to face meeting.pdf; Number 143 Mar 23 2009 no restrictions on filing with SEC.pdf; Number 137 Filed Mar 12 2009 MJ Katz allows communication with Board and no restrictions on speech at Annual Meeting.pdf

DEF00370 redacted ver b with a... | Redacted eposition of Qing Li. | Jason Brown reply to Peter Lin... | Number 143 Mar 23 2009 no rest... | Number 137 Filed Mar 12 2009 M...

Sirs:

I have 3 questions:

1) What form do I use for a preliminary filing for a shareholder proposal? I am using "PRE 14a" for my proxy for running for the Board of Directors. Is that right? Do I use the same form (submitted separately) for my shareholder Proposal which I want for the April 27, 2009 American Express shareholder meeting?

2) Can I have supporting information in PDF format? I understand that it is unofficial, and that it is still subject to strict fraud rules. (Some of that information is attached here, which I am using to show you that my proposal had factual bases, and that Amex actively sought to stop me from contacting the SEC with such proof.)

3) I proposed my "Truth Commission" shareholder Proposal in or about Dec 2008 (or maybe Sep 2008). However, American Express (Amex) filed what I may say was a misleading, or not completely true, rebuttal to me. Specifically, Amex went to federal court to stop me from communicating with Amex people, and then to have my communications reviewed by their lawyer before being sent to Amex people while still stopping me from talking to them. Moreover, Amex's lawyer then censored and delayed the documents that I sent to the Board of Directors to get their opinion on my shareholder Proposal, so that it could be refined to their liking.

Finally: this week the federal judge allowed me to communicate to the SEC without restrictions. (see attached "Number 143 Mar 23 2009 no restrictions on filing with SEC.pdf" which also references that I was stopped from submitting this beforehand.)

Thus, I can now rebut the claims Amex made in Dec2008 and Jan 2009 that I cannot support the statements I make with regard to my shareholder Proposal. I couldn't rebut it earlier or else I would have been found in contempt of court and had my suit 06cv3834 (SDNY) dismissed.

Amex should have written: Lindner shareholder Proposal has flaws, but Lindner has tried to fix them despite Amex's attempts to stop all such measures. Lindner also cannot give factual basis for his claims, since Amex has gone to court to seal documents and stop these documents specifically to be released to the SEC.

I can supply the transcripts where I ask the Judge for permission to show exhibit DEF00370 (attached and redacted) to the SEC to show that Amex's Vice President violated a written contract (June 2000 Amex Lindner contract, paragraph 13)by giving "any information" to a prospective employer, and also information that the same VP also violated paragraph 13 by not referring the request to Human Resources (attached but redacted). And that an Amex lawyer (who is also an Amex employee and VP) investigated this matter twice, verified that the other VP violated the "June 2000 Amex Lindner contract" (attached but redacted letter, but additional information is available). I have not included (but can) due to shortness of time the proof that the VP lawyer

Thus, there is a factual basis for my wanting a Truth Commission, and saying that upper management disregards the Amex Code of Conduct filed with the SEC.

Moreover, as late as Mar2009, Amex tried to get the Court to stop me from asking a question at the April 2009 Shareholders Meeting (to CEO Ken Chenault) and "directly or indirectly) mentioning my lawsuit. The Court ruled only this month that it will place no prior restrictions on my free speech for talking at the meeting in April 2009 (This is attached as "Document 137 Filed 03/12/2009". I also note that Amex stopped me in April 2007 from attending the Annual Shareholders Meeting or asking questions or communicating with the SEC, which cost me $20,000 in legal fees to have overturned, which was weeks after the meeting ended.

I am asking if the SEC can do something, or if it's too late?

4a) Can the SEC demand to know of Amex if what I am saying is true? I assert I am telling the truth.
4b) Can the SEC enquire whether Amex violated the SEC Acts of 1933 and 1934 by filing materially false statements, by implying that there was no factual basis for my proposal, and for not saying that they were actively trying / succeeding in stopping me from improving my shareholder proposal (by speaking to the Board of Directors) or from verifying the correctness of my allegations (by getting a Federal Judge to stop me from communicating about the case).
4c) Make Amex pay for and do a mailing of my shareholder proposal to their proxy, or along with it?
4d) Can the SEC sanction Amex and make it cease and desist in stopping (true) statements about Amex from being said.

Thank you,

Peter Lindner

FISMA & OMB Memorandum M-07-16

shareholderproposals@sec.gov
This mailbox may be used to send requests for no-action relief under rule 14a-8 and related correspondence to the Division of Corporation Finance. This mailbox should not be used to submit other types of no-action requests or correspondence. Please include your name and telephone number in any submission directed to this mailbox. Remember that your e-mail is not confidential, and others may intercept and read your e-mail. We will process no-action requests and related correspondence received through this mailbox in the same manner as requests and correspondence submitted in paper.

http://sec.gov/divisions/corpfin/cfconcise.shtml#email

DEF00370: Redacted since Amex wishes to keep this evidence under Court seal. Proves that Qing admitted to Amex lawyer that Qing gave out "any information" about Peter Lindner.

February 2006

Chief Credit Officer for Institutional R[Risk] & Collections

Qing Lin

[redacted]

Company

[redacted]

occasionally

[redacted]

"-Peter is

[redacted]

-

- whether

[redacted]

Note the indented paragraph of 3 bullet points, starting with a double-quote mark

At Time, VP of Underwriting

2000 Chief Credit Officer of Consumer Lending

*Lindner commentary on Jason Brown, Esq.(Amex VP) notes of conversation Feb 2006 with fellow VP Qing Lin: Mr. Lindner asserts this is the **smoking gun**. Jason Brown told Peter Lindner in a face-to-face meeting that*

- 'Qing said "I don't think he can work here." '

*and Mr. Lindner wrote that to Mr. Brown in my email that night on Tuesday, **February 28, 2006 (03/01/06 01:02 AM) Mr. Brown wrote back denying it*.** Mr. Lindner asserts that the notes support that Qing made reference to Peter Lindner not being able to work here. → Shouldn't you be able to judge for yourself?*

DEF 00370

DEF 00370

Jason Brown wrote back to Mr. Lindner on Wed, Mar 1, 2006 8:08 PM:

- "I write to inform you that I do not agree with much of what is raised below including, but not limited to, your memorialization of our conversation."

Deposition of Qing Lin on January 15, 2009, right before lunch

Qing admits that he violated the June 2000 Amex-Lindner contract Paragraph 13 in which he was "instructed and directed" to not give "any information" to potential employers and to refer all such requests to Human Resources.

0176
Lin
instructed and directed?
A xxxxxxxxxxxx
Q Did they tell you xxxxxxxxxxxxxxx
xxxxxxxxxxxxxxxxxxx?
A Yes.
Q xxxxxxxxxxxxxxxxxxxx?
A Yes.
Q To whom xxxxxxxxxxxxxxxxxxxxxxxx?
A xxxxxxxxxxxxxxxxxxxx.
[…]
0177
[…]
Q I'd like to ask you one more thing, and
then we will break for lunch. It says, "xxxxxx
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx,
xxxxxxxxxxxxxx Human Resources xxxxxxxxxxxxxx."
Did you xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx,
xxxxxxxxxxxxxxxxxxx?
A No.
MR. LINDNER: Thank you very much. We
0178
Lin
can break for lunch.

Peter Lindner

From: "Jason K Brown" <jason.k.brown@aexp.com>
To: "Peter Lindner***FISMA & OMB Memorandum M-07-16***
Cc: "LAWRENCE ANGELO" <LAWRENCE.ANGELO@EEOC.GOV>
Sent: Wednesday, March 01, 2006 8:08 PM
Subject: Re: Summary of our face-to-face meeting at Amex on Tue Feb 28 2006, with your admissions of statements by Qing

Mr. Lindner,

Rather than respond point by point to your email, I write to inform you that I do not agree with much of what is raised below including, but not limited to, your memorialization of our conversation.

I will call you after I have spoken to Boaz.
Thanks,
Jason

Jason K. Brown
Vice President and Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street, 49th Floor, UMC NY 01-49-10
New York, NY 10285
Tel: (212) 640-4807
Fax: (212) 640-0388

"Peter Lindner"
FISMA & OMB Memorandum M-07-16
03/01/06 01:02 AM

To: Jason K Brown/AMER/CORP/AEXP@AMEX
cc: "LAWRENCE ANGELO" <LAWRENCE.ANGELO@EEOC.GOV>
Subject: Summary of our face-to-face meeting at Amex on Tue Feb 28 2006, with your admissions of statements by Qing

Tuesday, February 28, 2006

Jason:

This memo summarizes our conversation today from 6-7pm at the Amex HQ in NYC. For the record, you had a physically imposing guard (I don't know if he was armed or not) asking to stay in the room while we talked, but you told him that he could wait outside. I'm sorry that you feel that I am violent. I am not. But I am determined. So let me

- summarize our talk and
- point out how Qing admitted to you (an officer of the court) of him violating the Amex Lindner Agreement of June 2000, and
- suggest what you should do next to conclude this matter.

I appreciate that you told me that during your investigation so far that Qing Lin admitted to talking about me to Boaz Salik. Specifically, you said that Qing told you that when Boaz mentioned to Qing that Boaz was thinking of hiring me, that Qing said "I don't think he can work here."

Well, it's not what Boaz told me about that conversation, and I hope you take Boaz up on his offer to

sign a notarized statement about what the entire conversation with Qing was. As you recall, Boaz (principal in Fischer Jordan "FJ") said he might give a notarized statement if the Amex Corporate Secretary asked Boaz for that statement. And as you recall in my email[i] to you, Amex Corporate Secretary Stephen P. Norman, and Boaz (cc: Trevor Barran, who is Boaz's partner in FJ), I told Boaz that Mr. Norman specifically delegated the task of investigation to you Jason, and that the request of Mr. Norman would therefore come through you.

By the way, what Qing said about me may be literally true: Qing may not think that I "can work at Amex". Of course, I can work at Amex if you get acquired by another company[ii], since I specifically asked your lawyers to add that provision in case you get bought out – after all the credit card world is small and there are mergers all the time and NYC is even smaller still. But also, I can work at Amex if I am an employee of another company: e.g. if I worked at IBM and repaired your computers or if I were a janitor for a vendor of yours and mopped your floors. If FJ was not part of your company back in June2000 and is not part of Amex when I join FJ, then I would not be violating the agreement. Of course, Qing might not "think" that that is true.

But in any case, it's good to hear that Qing has modified his story and now admits that he violated the spirit and I feel the letter of the Amex-Lindner Agreement of June 2000 paragraph 13 when he made any comment about me, instead of telling Boaz to speak to HR[iii].

Thus, as you stated to me,

- Qing violated an instruction of the American Express Company
- which was a written instruction and
- which he was aware of and
- which he could have availed himself of The Corporate Secretary's wisdom on what course of action to take.
- Qing decided to ignore that instruction,
- Qing decided to not inform his manager,
- Qing decided not to seek advice from The Corporate Secretary
- even though he signed the Amex Code of Conduct saying that he would follow it and
- even though Qing was aware that Boaz was enquiring as to Peter seeking employment at FJ (and not as an Amex employee by as a FJ employee)

You stated you don't think this is a conflict of interest or even a perceived conflict of interest. I told you (again) today that I feel it is a conflict of interest [iv] and that makes it to me appear as a conflict[v].

And if you don't think this is a conflict, or the appearance of a conflict of interest, please write that in a notarized statement to the Corporate Secretary that you solemnly affirm **that both you [Jason] and Qing feel there is no conflict of interest for Qing to deliberately disobey a written instruction and directive of American Express and Qing need not even inform the Corporate Secretary of this event since it clearly does not even appear to be a conflict.** Moreover, you can state that Qing is free to disregard any written instruction or directive of Amex without jeopardy or without notice to his superiors – I believe the term for this is a "waiver"[vi], which Qing Lin enjoys unlike most of his fellow employees, and that you as a General Counsel for American Express and as an Amex Employee yourself totally agree with, and that you would likewise do the same.

Basically, Jason, you are advocating anarchy and willful **insubordination**.[vii]

So, five other points, if I may.

1) **Getting a notarized statement from Boaz.** You said you would like the EEOC as a neutral party to judge this case. I pointed out that they cannot get the same information as an internal company investigation,

nor do they necessarily have the resources or inclination to do what a private firm (Amex) can do. Specifically, Boaz said he would NOT give me a notarized statement, but Boaz may give one if asked by the Corporate Secretary. So, if my memory serves me right about my discussion with Mr. Norman: Mr. Norman would want such a notarized statement from Boaz. And I heard directly from the EEOC that they would like such a statement also. So, when you do your due diligence under Mr. Norman's direct order to you to investigate this situation and get the facts for him, I hereby re-iterate my request to you tonight that when you get Boaz's notarized statement, I would like a copy for myself and to give it also to that impartial EEOC.

2) You asked me **what and how much I wanted**, and I said (3 things, but when pressed for a dollar amount): $1m-$10million. You said that was out of the question (words to that effect). You used the same term for Qing being fired. But when I asked you what you would propose, you said you had no authority to negotiate or to offer any amount. I would appreciate if you please find out what figure you feel is reasonable. And then tell me.

3) You mentioned that **I may have been trying to get Qing to violate the agreement by using his name as a reference.** Well, if I were to follow your logic, then Qing is a helpless individual who compulsively violates written directives. All Qing needed to say to Boaz was "Boaz, all requests for references should be directed to our HR department. Here, let me give you their number. By the way, let's talk about....(and change the subject to some business discussion)". But Qing did not do that. If you get the written statement from Boaz and Trevor, both of whom I spoke to simultaneously during my interview at the coffee shop at the foot of the Amex building, you will see that I named many Amex employees and managers I worked for. And they will tell you that they pressed me for additional people, specifically for people who worked at Amex now and who were in Risk Management (I believe). To the best of my knowledge, I gave more than a half dozen names, and only when pressed, did I give Qing's name. His was the end, or near the end, of the names I gave under duress. But I relied upon Qing following the written instructions of the Amex Lindner Agreement of June 2000 and to deflect the question to HR. Because of that reliance upon the Amex Lindner Agreement of June 2000, I was denied a full time job with benefits. As of this moment, I still do not have such a job. Qing's willful comments destroyed that job, as his actions have so many years ago (I allege), and Qing may have done that again with David Lin of Citigroup. You should not, therefore, conclude your thorough investigation without asking Qing Lin if he knows of David Lin – same last name. And you should also check if there were any incoming or outgoing calls from Qing to 718-248-xxxx, which is Citigroup in Long Island City where David Lin worked. I do NOT want you to ask David Lin nor to ask Citigroup. I want you to specifically ask Qing and I want you to check the phone logs, including Qing's cellphone if it is paid for in part by Amex funds. I would also ask that this applies to any phone that Qing used (such as his home phone if those calls are partially paid for by Amex). We are not talking about an untoward invasion of privacy, but rather a check if Qing again violated a written directive of Amex by talking about Peter to a prospective employer. This event would have occurred from Jan 2005 through today. Also, you asked me why did I name Qing Lin – so I think it's fair if you ask Qing why he did not tell Boaz to talk to HR? And please also ask Qing why did Qing use the words "I don't think he can work here." Was Qing deliberately misleading Boaz by saying that Peter can NOT work as an Amex employee, and hoping that Boaz would instead think that Peter would have some sort of moral, legal or social impediment to being a FJ employee working at Amex?

4) **What was the Amex project that FJ wanted to hire me for full-time?** You should find this out from both Qing and from FJ, and also find out what happened to that project, who did it, what was the estimated budget, etc. The reason: that was the job which I would have been hired for as a full-time FJ employee. If you do not know about it, then I find this to be not a thorough investigation. Right? Trevor wanted to hire me in 3 days, and later he did not respond for a much longer time. That is the substance of my allegations and charge of EEOC discrimination: Qing retaliated against me and stopped me from being employed because he was upset that I filed an EEOC suit against him and against Amex.

5) **Tonight I asked you if you did a "thorough investigation," and you said you did.** And then you said you had not spoken to Boaz, nor to Trevor, nor had you requested that notarized statement from either of those two first person witnesses. Boaz was at the conversation with Qing, and Trevor was in the conversation with me. Trevor and Qing were in conversation with each other on their decision to NOT hire me on two separate occasions (April 2005 and July 2005). If you feel this is thorough, then I must respectfully disagree with you. You should have said "I will do a thorough investigation, but I have not finished yet." You said you could not find Boaz's phone number, so I gave it to you. If at ANY TIME you do not know how to

contact these witnesses or what questions to ask or whether to rely upon their spoken word and upon your memory, please ask me, and I will be glad to assist in your investigation. I don't want this to go on any longer than it has to. This matter was closed in June 2000, but was reopened by Qing in April 2005 and in August 2005, and by Qing not telling the whole truth to you in January 2006. And you, sir, are a collaborator and co-conspirator and not an investigator if you do not ask for a written statement which would unambiguously reflect what a person says and would settle the matter once and for all.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

---

[i] "Dear Boaz and Mr. Norman,

So as to keep you both informed, this is a summary of phone conversation between Peter Lindner and Mr. Jason Brown, Esq at noon – 1pm on Wednesday, February 1, 2006.

1. Mr. Stephen P. Norman, Corporate Secretary of American Express, delegated the task of collecting information to Mr. Jason Brown. So, Boaz, as I indicated that Mr. Norman would ask you for a statement, he will do so via Mr. Brown."

This was sent on Wednesday, February 01, 2006 11:57 PM with the subject: "Summary of conversation between Mr. Stephen Norman's delegate (Jason Brown, Esq); constructive notice to Boaz of Mr. Norman's request for a statement" I forwarded a copy of this to you again tonight, and I noted: cc: Trevor Barran.

[ii] Paragraph 7 of the Amex Lindner Agreement of June 2000 states "7. Mr. Lindner agrees that he will not seek employment or reemployment with the Company, its parent, subsidiaries or affiliated companies that are the parent, subsidiary or affiliates of the Company as of the date this Agreement is fully executed, and agrees that any application for employment which he makes with the Company may be rejected pursuant to the terms of this Agreement. Mr. Lindner further agrees that he will not file a complaint alleging retaliation against the Company for refusal to hire him. As used in this paragraph, "affiliated" shall mean any Company with at least 51% of its stock owned or controlled by the Company or its parent or subsidiaries."

[iii] Section 13 which states that Qing should "direct all requests for references or inquiries received by such employees regarding Mr. Lindner to the appropriate human resources"

[iv] It is a conflict since Qing was "**instructed and directed**" by the Amex Lindner Agreement of June 2000 to say nothing to Boaz and to "**direct all requests for references or inquiries**" to HR. The reason for this specific choice of language and for the specific mention of Qing's name was because of Qing or other persons at Amex allegedly stopping me from working at General Electric Credit Corporation after I was terminated from Amex by Qing. This is referred to in the Agreement as a "civil action in the Civil Court of the City of New York, Index No. 038441-CVN-1999, against American Express Corporation" (etc.). But to not say anything to Boaz might mean that I would get a job working with FJ perhaps on a project that would have me in the Amex building, maybe in his department.

- Qing doesn't want to work with me,
- nor to have me benefit from employment from Amex
- nor to have me have employment as a result of his recommendation,
- nor to have me working even at a competitor.

This is a conflict of interest. In case you still don't see what I mean, there are two viewpoints or two different interests that are not aligned, and in fact, conflict. Those interests are: Qing's interest is to say anything, whether true or untrue is immaterial at this point (but we can deal with that later), that would stop me from working (at Amex, with him, with anyone), and Amex's interest is that Amex wants and in fact instructed Qing to say NOTHING about Peter.

[v] p.11 of the Amex Code of Conduct "You should never use your position with the Company, or information acquired during your employment, in a manner that may create a conflict — or the appearance of a conflict — between your personal interests and the interests of the Company". To use a phrase: what part of "never" do you not understand?

[vi] "No waiver of its applicability will be granted under any circumstances..... (signed) Ken Chenault, *Chairman and Chief Executive Officer*" p. 3, Amex COC, June 2005.

[vii] "Insubordination is the act of a subordinate deliberately disobeying a lawful order. Insubordination is typically a punishable offence in hierarchical organizations which depend on people lower in the chain of command to do as they are told. Insubordination is not the same as foot-dragging, displaying a negative attitude, voicing complaints, or refusing to perform an action that is not safe, ethical, or legal."
en.wikipedia.org/wiki/Insubordination

RECEIVED
MAR 23 2009
CHAMBERS OF THEODORE H. KATZ US MAGISTRATE JUDGE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

-------------------------------------X

PETER W. LINDNER,
Plaintiff,

-against-

AMERICAN EXPRESS CORPORATION and QING LIN
Defendants.

-------------------------------------X

Honorable Judge Katz

06 Civ. 3834 (JGK-THK)

CLARIFICATION OF ORDER REGARDING COMMUNICATIONS

USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #
DATE FILED: 3/23/09

Via Fax: 212-805-7932

Dear Judge Katz,

I wish to know if the requirement of filing with the SEC must also go through my adversary. This would seem contrary to the rights of average shareholders and proxy fights, which do not go through the adversary (in this case, Amex management) in order to file with the SEC, and in which the adversary has the power to delay and even censor the filing. I wish to file with the SEC today.

MEMO ENDORSED

Under the SEC rules, I must file by certain dates and Amex[1] has written the SEC on Jan 22 2009 that

> "Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims [that the Code is frequently breached]."

I note that I requested permission to show exhibit DEF00370 (and Your Honor has refused to allow it) that

- Amex had proof that Qing violated the Amex Code and the June 2000 Amex-Lindner contract, and that
- Jason Brown had this information and still wrote a letter saying that such violation did not occur.

And this seems to me to be duplicitous that Amex says I cannot provide information, and then Amex seeks to stop me from providing it. I feel that Amex should have been estopped from filing such documents with the SEC. Amex should correct it, and Ms. Park should not be the Court's designated censor, and moreover if the case 06cv3834 is relevant to the Shareholder Proposal and my run for Director, I should be allowed to mention it "directly and indirectly," which is the phrase Ms. Park used to stop me from speaking about it at the Amex April 2009 Shareholders' Meeting, which all the SEC documents lead up to, as per SEC regulations.

Your Honor must decide if you feel that your prior restraint of speech again in 2009 as it was in 2007 is a legitimate exercise to protect the public, and what and whom exactly are you protecting.

By: [signature]
Peter W. Lindner
Plaintiff, *Pro Se*

Dated: March 23, 2009

cc: Jean Park, Esq. via fax

The Court has placed no restrictions on Plaintiff's communications with the SEC.

So ordered.
3/23/09
Theodore H. Katz
USMJ

FISMA & OMB Memorandum M-07-16

[1] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/peterlindner012209-14a8.pdf

Be, Raymond

From: CFLETTERS
Sent: Thursday, March 26, 2009 10:31 AM
To: shareholderproposals
Subject: FW: American Express
Follow Up Flag: Follow up
Flag Status: Completed
Attachments: Number 143 Mar 23 2009 no restrictions on filing with SEC.pdf; Number 133 Mar 5 2009 MJKatz prohibits Lindner from contacting Amex and fines $250.pdf; To the SEC on rebutting Amex request not to send out my Shareholder Proposal.doc.pdf; Jan 22, 2009 letter on web from SEC re Lindner shareholder proposal peterlindner012209-14a8.pdf

---

From: Peter Lindner ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, March 26, 2009 9:46 AM
To: CFLETTERS
Subject: American Express

To the SEC:

I write you since Amex has filed what I believe are intentionally false and misleading statements to the SEC, namely that I cannot provide factual foundation for my shareholder proposal allegations.

The fact of the matter, which I explain in the attached PDF **"To the SEC on rebutting Amex request not to send out my Shareholder Proposal.doc"** which I apologize for being a PDF and not in this letter, but my email doesn't handle images of PDFs embedded into this letter.

I was stopped by Amex

- from communicating to the SEC and
- from speaking to the Amex Board of Directors, and
- then from even writing to the Amex Directors directly, and
- now can only write to the Amex directors by submitting my letters to the Amex counsel,
- the Amex attorney censors the letters, and refuses to take corrections, refuses to add text that indicates that she censored my letter (email below of Monday, March 23, 2009 10:59 AM) and does not agree to show me what she sent them nor when (see bottom, email of Wednesday, March 25, 2009 4:48 PM)

> "From: Park, Jean Y.
> To: Peter Lindner
> Sent: Monday, March 23, 2009 10:59 AM
> Subject: RE: Ms. Park: Please forward this letter by email or FedEx to the 2 groups (Board + Nominating Committee). Peter
>
> Mr. Lindner. I will not forward this letter to American Express. Your persist efforts to litigate further your claims in the lawsuit through purported shareholder activities are inappropriate. I will send the letter as I advised on Friday. There will be no annotation regarding alleged censorship by me."

I do not know if Amex is violating full and fair disclosure to the SEC, and whether what I consider Amex's duplicitous actions (by playing the judge against the SEC) are in fact violations of the Securities Acts of 1933 and 1934, but I do wish the SEC to immediately arrange for a full and fast (expedited) review of this situation of Amex's own doing.

At the risk of burdening you with too many documents, I enclose the letter "Jan 22, 2009 letter on web from SEC re Lindner shareholder proposal peterlindner012209-14a8" Amex sent you that contains much of the information I am responding to, but was stopped by the federal Judge.

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

Emails where Amex censors my communications to the Amex Board and refuses to provide what she did send the Board and when, from Ms. Jean Park, Partner of Kelley Drye & Warren LLP

----- Original Message -----
From: "Park, Jean Y." <JPark@KelleyDrye.com>
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, March 25, 2009 4:48 PM
Subject: RE: Letter to the Nominating Committee and Other Board Members

No.

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, March 25, 2009 4:43 PM
To: Park, Jean Y.
Subject: Re: Letter to the Nominating Committee and Other Board Members

Ms. Park:

Please send me the text of the letter, and the means of transmission.

Thanks,

Peter
--- "Park wrote:
> Mr. Lindner:
>
> This is to advise that your letter was sent this morning. If there
> are any responses, I will forward them to you.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

-------------------------------------X

PETER W. LINDNER,
Plaintiff,

-against-

AMERICAN EXPRESS CORPORATION and
QING LIN
Defendants.

-------------------------------------X

Honorable Judge Katz

06 Civ. 3834 (JGK-THK)

CLARIFICATION OF ORDER REGARDING COMMUNICATIONS

Via Fax: 212-805-7932

Dear Judge Katz,

I wish to know if the requirement of filing with the SEC must also go through my adversary. This would seem contrary to the rights of average [illegible] and proxy fights, which do not go through the adversary (in this case, Amex ma[illegible] to file with the SEC, and in which the adversary has the power to delay and [illegible] the [illegible]. I wish to file with the SEC today.

MEMO ENDORSED

Under the SEC rules, I must file by certain dates and Amex[1] has written the SEC on Jan 22 2009 that

> "Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims [that the Code is frequently breached]."

I note that I requested permission to show exhibit DEF00370 (and Your Honor has refused to allow it) that

- Amex had proof that Qing violated the Amex Code and the June 2000 Amex-Lindner contract, and that
- Jason Brown had this information and still wrote a letter saying that such violation did not occur.

And this seems to me to be duplicitous that Amex says I cannot provide information, and then Amex seeks to stop me from providing it. I feel that Amex should have been estopped from filing such documents with the SEC. Amex should correct it, and Ms. Park should not be the Court's designated censor, and moreover if the case 06cv3834 is relevant to the Shareholder Proposal and my run for Director, I should be allowed to mention it "directly and indirectly," which is the phrase Ms. Park used to stop me from speaking about it at the Amex April 2009 Shareholders' Meeting, which all the SEC documents lead up to, as per SEC regulations.

Your Honor must decide if you feel that your prior restraint of speech again in 2009 as it was in 2007 is a legitimate [illegible] to protect the public, and what and whom exactly are you protecting.

By: [signature]
Peter W. Lindner
Plaintiff, *Pro Se*

Dated: March 23, 2009 cc: Jean Park, Esq. via fax

The Court has placed no restrictions on Plaintiff's communications with the SEC.

So ordered.
Theodore H. Katz
USMJ
3/23/09

FISMA & OMB Memorandum M-07-16

[1] http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/peterlindner012209-14a8.pdf

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

PETER LINDNER, Plaintiff, -against- AMERICAN EXPRESS CORP. and QING LIN, Defendants.	06 Civ. 03834 (JGK) (THK) ORDER (PRO SE)

THEODORE H. KATZ, UNITED STATES MAGISTRATE JUDGE.

In response to Defendants' complaints that Plaintiff was initiating direct, harassing communications with Defendants about matters related to this litigation, notwithstanding the fact that Defendants are represented by counsel, and was calling personnel in Defendants' counsel's office, other than counsel herself, on November 21, 2008, the Court issued an Order prohibiting any further such communications and advising Plaintiff that he would face sanctions if the Order were violated. It has now been brought to the Court's attention that, on February 19, 2009, Plaintiff had a conversation with the Assistant Secretary of American Express in which, under the guise of seeking a seat on the American Express Board of Directors, he went into a protracted diatribe about this litigation. Plaintiff then followed up with a letter to the Assistant Secretary in which he again discussed the litigation. In addition, on December 30, 2008, Plaintiff sent an e-mail to the Corporate Secretary of American Express, in which he sought information relating to this lawsuit.

COPIES MAILED
TO COUNSEL OF RECORD ON 3/5/09

Defendants seek a monetary sanction in the amount of $825.00, to compensate them for the costs associated with making the instant application to the Court, and seek a further warning to Plaintiff that the next time he attempts to communicate directly with American Express about any matter touching on this action, the case will be dismissed. (See Letter from Jean Y. Park, Esq., dated Feb. 24, 2000.)

The Court rejects Plaintiff's explanation that he needed to discuss the litigation because of a remark the Assistant Secretary made. (See Plaintiff's Opposition to Defendants' Motion for Sanctions, dated Feb. 25, 2009.) Moreover, other than stating that he sent a copy of his December 30, 2008 e-mail to the Corporate Secretary, to Defendants' counsel and the Court, Plaintiff does not deny that it contained a request for information relating to this action, nor can he. On its face, the e-mail makes such a request.

The Court warned Plaintiff that violation of its November 21, 2008 Order could lead to dismissal of this action. The Court chooses not to impose such a harsh sanction at the present time. Instead, it is hereby ordered that Plaintiff pay a monetary sanction to Defendants in the amount of $250.00. The check shall be sent to Defendants' counsel within fourteen (14) days of this Order. In addition, the Court broadens its prohibition on direct communications with American Express, which remains in effect. While this litigation is pending, any communications with American

Express, other than those that relate to Plaintiff's use of his personal credit card, shall be in writing. This measure will eliminate any future disagreement about whether a communication did or did not relate to this litigation. Failure to comply with this Order shall result in the imposition of additional sanctions, including the possible dismissal of this action.

So Ordered.

THEODORE H. KATZ
UNITED STATES MAGISTRATE JUDGE

Dated: March 5, 2009
New York, New York

Thursday, March 26, 2009
Via email

To the SEC:

I write about a miscarriage of justice.

American Express ("Amex" "The Company") has asserted in its filing to the SEC on December 17, 2008 and January 22, 2009 that my Shareholder proposal[1] can not provide support, and yet the reason for my not providing support is that Amex had gotten a federal judge to stop me from communicating with the SEC, which was only reversed this week [Pacer Document 143 Filed 03/23/2009—attached] by the same federal Magistrate Judge.

Specifically, Amex says:

> "the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims"

I wrote the Judge on March 23, 2009 that I have 2 specific documents which contain proof of that:

> "I note that I requested permission to show exhibit DEF00370 (and Your Honor has refused to allow it) that
> - Amex had proof that Qing violated the Amex Code and the June 2000 Amex-Lindner contract, and that
> - Jason Brown had this information and still wrote a letter saying that such violation did not occur. "

I just received the proxy form from Amex yesterday, Wednesday, March 25, 2009 and I wish to say that Amex should be made to reply to my specific complaints and proof which I will now present to the SEC, hopefully tonight. Although the Judge wrote that there are "no restrictions on Plaintiff's communications with the SEC," I shall present the documentation in redacted form, which I am prohibited from asking Amex to show you, but you as the SEC can ask Amex for permission to provide in full.

---

[1] Amex says:

> "the Proposal states that (i) the Code is "frequently breached and not enforced," (ii) "management (VP and above) regard (sic) the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company (and) has affected or will affect the market price of the Company's shares.""
> [pages 4- 5, Amex to SEC Dec 17 2008, peterlindner121708-14a8-incoming]

I wrote to the Magistrate Judge for permission[2] to write the SEC, and Amex opposed[3] it (excerpted below) by saying that I should not speak at the Shareholder's Meeting (one month from now on April 27, 2009) and that I should not communicate with the Board of Directors about my proposal, which I offered previously to modify to suit their needs. Please note in the (picture excerpted below) letter that Amex wishes to fine me and perhaps drop my lawsuit if I even contact an Amex employee, which in the course of filing an SEC document and running for the Board of Directors is almost impossible to control. And the last line of the excerpt shows that Amex even wanted me not to speak at the Shareholder's meeting since it would be run by Amex CEO Ken Chennault who is an Amex employee, and that I may refer to my case "directly or indirectly" [document 137]:

KELLEY DRYE & WARREN LLP

Honorable Theodore H. Katz
March 16, 2009
Page Two

This is an untenable situation. American Express has been forced, repeatedly, to incur unnecessary legal expense in dealing with and responding to plaintiff's intemperate and inappropriate communications. He has been expressly constrained to communicate only with me "on matters related to this action." This marks the fourth application that American Express has been compelled to make on this very same issue.

We ask that American Express be awarded further monetary sanctions in the amount of $600.00 and that an additional order issue, warning Mr. Lindner that another attempt to engage American Express directly in a discussion about his claims will result in the dismissal of his complaint.

American Express' Annual Shareholders Meeting

We urge the Court to reconsider his March 12th Order allowing Mr. Lindner to speak without restriction at American Express' annual shareholders meeting. There is no basis for

[March 16, 2009 letter from Amex to Federal Judge]

Here's where Amex tries to stop me from mentioning the case "directly or indirectly" to Mr. Chenault at the Shareholders' Meeting in one month:

---

[2] See attached order from MJ Katz prohibiting me from contacting Amex, which is on PACER as "Case 1:06-cv-03834-JGK-THK Document 133 Filed 03/05/2009"

[3] See attached letter from Amex Attorney Jean Park of Kelley Drye & Warren LLP dated March 16, 2009, entitled "L to Katz re sanctions and reconsideration"

and any statements that Mr. Lindner would see fit to make at the shareholders meeting would be directed at Mr. Chenault. We do not understand the Court's March 9th Order to mean that Mr. Lindner may in any manner, either directly or indirectly, discuss his claims against Defendants with Mr. Chenault. If this is not the case, we respectfully request that Your Honor reconsider.

[March 11, 2009 letter from Amex to Federal Judge]

I ask the SEC to reverse its decision to bar my Shareholder Proposal from the Amex Proxy, to act immediately so that Amex can re-mail said proposal at their expense, and sanction Amex for filing a misleading document to the SEC which claims and even is confident that "Proponent cannot provide... any factual foundation" when this is not because there is no factual foundation, but that Amex has the documents and the proof, but is "sitting on it" and enlisting the aid of a federal judge to stop me from providing it without risking contempt of court.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 22, 2009

Harold E. Schwartz
Senior Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285-4910

Re: American Express Company
Incoming letter dated December 17, 2008

Dear Mr. Schwartz:

This is in response to your letter dated December 17, 2008 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 17, 2008

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285-4910

December 17, 2008

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on September 6, 2008 a proposal dated the same (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). The Proposal is attached hereto as **Exhibit A.** The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2009 Annual Meeting for the reasons set forth herein.

GENERAL

The 2009 Annual Meeting is scheduled to be held on or about April 27, 2009. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 10, 2009, and to commence mailing to its shareholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSALS

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

SIMILARITY TO PRIOR PROPOSAL

As an initial matter, it should be noted that the Proposal is substantially identical to the proposals (the "Prior Proposals") that the Proponent submitted for inclusion in the Company's proxy materials for each of the Company's 2007 and 2008 Annual Meeting of Shareholders. The Prior Proposals were excluded from the Company's proxy materials with the concurrence of the Division under (i) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations in the case of the 2007 Annual Meeting and (ii) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for submitting proposals in the case of the 2008 Annual Meeting. A copy of each of the Prior Proposals, together with the Company's no-action request letters in connection therewith (in each case with certain relevant attachments thereto), are attached hereto as **Exhibit B** and **Exhibit C**.

This letter, which sets forth the Company's reasons that the Proposal may be properly excluded from the Company's proxy materials for the 2009 Annual Meeting, substantially reiterates the reasons set forth in the undersigned's letter, dated December 15, 2006, to the Division as the basis for the exclusion of the Prior Proposal from the Company's proxy materials for its 2007 Annual Meeting.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2009 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under

Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting information included with the Proposal. The Proponent states that his reason for bringing the Proposal is that "[p]ersonal experience and anecdotal evidence show that the Code has been breached and not enforced." The Proponent continues by stating that although he "has no financial interest in the proposal," he "has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." The Proponent also states that he "is a plaintiff in an action against the Company arising out of the aforesaid breach." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, as the Proponent indicates in his supporting information, he has since brought another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as a tactic he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly ... makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and not enforced," (ii) "management (VP and above) regard [sic] the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2009 Annual Meeting. Based on the Company's timetable for the 2009 Annual Meeting, a response from the Division not later than March 1, 2009 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-9257; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Harold E. Schwartz
Senior Counsel

Attachments

cc: Mr. Stephen P. Norman
Carol V. Schwartz, Esq.
Richard M. Starr, Esq.

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

re: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: September 6, 2008

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 20, 2009.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code has been breached and not enforced. Rather, management (VP and above) regard the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus over 500 voting shares in ISP and Retirement Plan. (Number to be confirmed by Amex.)

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

"Peter Lindner"
FISMA & OMB Memorandum M-07-16
09/06/2008 07:02 PM

To Stephen P Norman/AMER/CORP/AEXP@AMEX
cc Harold E Schwartz/AMER/CORP/AEXP@AMEX
bcc
Subject Re: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy - part 3

History: This message has been forwarded.

Mr. Norman:

Here is my formal notice of shareholder proposal.

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: Peter Lindner
To: Peter Lindner ; Stephen P Norman
Cc: Harold E Schwartz
Sent: Saturday, September 06, 2008 4:56 PM
Subject: Re: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy

Sirs:

I attach the revised proposal, which meets the 500 word limit, as per SEC "Rule 14a-8 -- Proposals of Security Holders"
http://www.law.uc.edu/CCL/34ActRls/rule14a-8.html

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: Peter Lindner

To: Stephen P Norman
Cc: Harold E Schwartz
Sent: Saturday, September 06, 2008 4:33 PM
Subject: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy

Saturday, September 6, 2008

Mr. Norman:

I wish hereby to do the following items:

1. Run for American Express Director
2. Submit a Shareholder Proposal
3. Get a copy of the shareholder list in computer readable form
4. Receive from you an unrevocable pass to the April 2009 shareholders meeting assuming solely I have the required number of voting American Express shares to vote

Regarding item 1: Please confirm that the information you have on-hand is sufficient to re-instate my running for director.

Regarding item 2: As per page 63(or 65) of the pdf for the April 2008 Proxy:

> "Under SEC rules, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for the 2009 Annual Meeting of Shareholders, our Secretary must receive the proposal at our principal executive offices by November 14, 2008. Any such proposal should comply with the requirements of Rule 14a-8 promulgated under the Exchange Act."
> http://www.ezodproxy.com/axp/2008/proxy/images/AXP_Proxy2008.pdf

Please confirm when you will get me item #3. It need not be the latest list for the meeting of April 2009, and can be as of Aug2008, and if that is not available, then for the April 2008 meeting. In the 2 years since I wrote the attached letter, the rules and laws have changed to allow computer readable documents, and it is customary among Fortune 500 companies who are registered with the SEC to do so. If the information already exists, it should be given free of charge.

Regarding item 4, in 2006 your lawyers succeeded in getting a Federal Judge to prevent me from attending the Shareholder's meeting and communicating with the SEC and talking at the shareholders meeting. Since I own (constructively) $80,000 worth of voting shares (estimated 1,000 - 2,000 shares, since I have not bought or sold any shares from my ISP/IRA in the last several years), this forward looking document from you will be needed in case, again, your lawyers seek to take an alleged oral agreement and make it binding. May I remind you that the oral agreement which Amex lawyers persuaded a SDNY Judge to enforce was declared invalid by a higher US District Judge, unfortunately too late for me to make the SEC filings or to attend the meeting or to restore my web site, which was completely destroyed at the lower Judge's order requested by your lawyers.

I reserve the right to update these documents if I chose to, and the latest one shall be controlling.

Regards,

Peter

Peter W. Lindner
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

cc: Harold Schwartz

attach:

1) Harold Schwartz reply of Oct 31 2006 on Amex asks SEC for no action.DOC

2) April 2009 Shareholder proposal Peter Lindner s Notice of Shareholder Proposal Sep.pdf

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 23, 2007

Harold E. Schwartz
Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

Re: American Express Company
Incoming letter dated December 15, 2006

Dear Mr. Schwartz:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to American Express by Peter Lindner. We also have received a letter on the proponent's behalf dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter Lindner

FISMA & OMB Memorandum M-07-16

January 23, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2006 DEC 18 PM 3:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

December 15, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on October 11, 2006 a proposal dated December 30, 2006 [sic] (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. In addition, for your information we have included copies of written and e-mail correspondence between Mr. Lindner and various Company personnel regarding the Proposal (which, in the case of certain of the correspondence, also refers to other matters raised by the Proponent). The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 23, 2007. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 12, 2007, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2007 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to

Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the Proposal's supporting statement itself. The Proponent readily acknowledges therein that he has a "material interest" in the Proposal, namely that "[h]e has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, the Proponent has since brought a another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as one of many tactics he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly...makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and never enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting. Based on the Company's timetable for the 2007 Annual Meeting, a response from the Division not later than March 1, 2007 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-0360; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman
Richard M. Starr, Esq.

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 4, 2008

Harold E. Schwartz
Senior Counsel
American Express Company
200 Vesey Street
49th Floor
New York, NY 10285

Re: American Express Company
Incoming letter dated January 11, 2008

Dear Mr. Schwartz:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter W. Lindner

FISMA & OMB Memorandum M-07-16

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 11, 2008

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Express Company
200 Vesey Street
49th Floor
New York, New York 10285

RECEIVED
2008 JAN 14 PM 12: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 11, 2008

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
<u>Exclusion of Shareholder Proposal Submitted by Mr. Peter W. Lindner</u>

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2008 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), six (6) copies of this letter and all attachments are being sent to the Commission. Also as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Mr. Peter W. Lindner (the "Proponent"), the shareholder who submitted the Proposal.

The Proposal, which is attached hereto as <u>Exhibit A</u> and was set forth in Appendix 2 to the Proponent's correspondence to the Company, would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. (Please note that in an e-mail, dated January 9,

2008, from the Proponent to Stephen P. Norman, the Company's Secretary, the Proponent confirmed to the Company that he wished to have the Proposal included in the Company's Proxy Materials. For your information, a copy of the Proponent's January 9th e-mail is attached hereto as Exhibit B.) The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 28, 2008. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 23, 2007, was dated March 14, 2007, and was first mailed to shareholders on or about March 16, 2007. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 28, 2008, a date that is within 30 days of the date on which the 2007 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2007 and because the 2008 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2007 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2007 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2007 proxy statement under the caption "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2008 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 17, 2007.

The Proposal was received by the Company via e-mail on December 27, 2007, which was well after the November 17, 2007 deadline established under the terms of Rule 14a-8. (For your information, a manually signed copy of the Proponent's December 27th e-mail containing the Proposal (which the Proponent apparently mistakenly dated, December 30, 2007), which the Proponent sent to the undersigned via certified mail on December 28, 2007, is attached hereto as Exhibit C.) Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was forty (40) days after the deadline for submissions.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2008 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied. It should be noted, however, that Mr. Norman, by e-mail dated January 9, 2008, notified the Proponent that the Company did not intend to include the Proposal in the Company's Proxy Materials for the 2008 Annual Meeting of Shareholders. A copy of Mr. Norman's January 9th e-mail sent to the Proponent is attached hereto as Exhibit D. (Please note that the Proponent's response to Mr. Norman's January 9th e-mail is referenced above and attached hereto as Exhibit B.)

Additionally, we also would like to bring to the Staff's attention that the Proponent submitted a substantially similar proposal to the Company on October 11, 2006 for inclusion in the Company's proxy materials for the 2007 Annual Meeting. In a letter, dated December 15, 2006, the Company requested no-action relief from the Staff if the Company excluded this substantially similar proposal from its proxy materials. The Staff granted such relief in a letter dated January 23, 2007. Accordingly, if the Staff were inclined to deem the Proponent's Proposal to be timely submitted for the 2008 Annual Meeting, we would request that the Staff exclude the Proposal on the same substantive grounds cited in our December 15, 2006 letter regarding the substantially similar proposal. For your information, a copy of the Company's December 15, 2006 letter to the Staff and the Staff's January 23, 2007 letter to the Company are attached hereto as Exhibit E.

* * *

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission;" however, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently intends to file its definitive proxy materials with the Commission between March 14, 2008 and March 17, 2008. Because the Proposal was not received until after the deadline for submissions and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is received by with the Commission.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2008 Annual Meeting.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-9257; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Harold E. Schwartz
Senior Counsel

Enclosures

cc: Mr. Stephen P. Norman

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

EXHIBIT A

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2007

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2008.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) **Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares. and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Wednesday, February 25, 2009

SEC Headquarters
100 F Street, NE
Washington, DC 20549
(202) 942-8088
e-mail: help@sec.gov and cfletters@sec.gov

Re: American Express

Dear Sirs:

I have a shareholder's proposal which I submitted in a timely way, and which American Express ("Amex") did **not** reply in time, according to SEC rules. I got a letter this week from the SEC that indicated that the SEC is waiving the time restriction upon Amex, and allows them to not include the proposal in this year's (FY 2008, for the April 2009 meeting) proxy materials.

I strongly protest, and (whatever the appropriate term is: reconsider, object, appeal?) ask you to reconsider the "waiver" granted Amex, especially because of recent developments.

Yesterday, Tuesday, February 24, 2009, Amex tried in Federal Court to stop me from communicating with the Secretary of the Corporation of Amex regarding my proposal and my simultaneous run for the Board of Directors, and sought to get a Court Order, which I am in the process of replying to. I wish to remind the SEC that 2 years ago in 2007, Amex tried and successfully got that same Magistrate Judge in SDNY (Southern District of NY) to stop me from attending the Annual Amex meeting, speaking at the meeting, or even communicating with the SEC. They unsuccessfully tried to have the SEC withdraw my preliminary filing for the (almost identical) proposal and run for the Board (the SEC said no filings can be retracted after being filed). It took me $20,000 and several months to get a higher judge (SDNY US District Judge) to overturn that wrongful decision.

I intend to reply more fully later this week, but I wish to stop the clock on Amex's actions – to me, they are a wrongful repetition of what Amex lawyers have tried in 2007 and are a disgrace to the entire concept as enunciated by Judge Louis Brandeis about transparency and light shown upon the actions of each Corporation when regulated by President FDR in the 1930's as the SEC was created.

Regards,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16